
GRASIM
ADITYA BIRLA GROUP

082-03322

SUPPL

December 3, 2009

Bombay Stock Exchange Limited
Department of Corporate Services
1st Floor, New Trading Ring,
Rotunda Building, P J Towers, Dalal Street,
Fort, Mumbai - 400 001

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza
Bandra-Kurla Complex, Bandra (East)
Mumbai - 400 051

Dear Sirs,

Re: Scheme of Arrangement between Grasim Industries Limited ("Grasim") and Samruddhi Cement Limited ("SCL") and their respective shareholders and creditors

Pursuant to Clause 31 of the Listing Agreement, we are sending herewith 3 copies of the Notice dated 30th November, 2009 together with the Explanatory Statement, as approved by the Court Registrar, Hon'ble High Court of Madhya Pradesh, Bench Indore, convening the meeting of the equity shareholders of the Company on 4th January, 2010 for the purpose of considering the Scheme of Arrangement between Grasim and SCL and their respective shareholders and creditors.

Please acknowledge receipt.

Thanking you,

Yours faithfully,


09047508

Ashok Malu
Company Secretary

encl: as above

Cc:
1. Luxembourg Stock Exchange
2. Securities & Exchange Commission
3. Citi Bank N.A., USA
4. Citi Bank N.A., Mumbai
5. National Securities Depository Ltd.
6. Central Depository Services (India) Ltd.

for information along with a copy of Notice together with Explanatory Statement as referred hereinabove.

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S. K. Ahire Marg, Worli, Mumbai - 400 030, Maharashtra, India.
Tel.: 91-22-6652 5000 / 2499 5000 • Fax : 91-22-6652 5114 / 2499 5114 • Email : grasimcfd@adityabirla.com
Registered Office : P. O. Birlagram, Nagda - 456 331 (M.P.)

Cc: **Luxembourg Stock Exchange**
Market & Surveillance Dept.,
P.O. Box 165, L-2011 Luxembourg,
Grand Duchy of Luxembourg,
Europe

\- for information along with a copy of Notice together with Explanatory Statement as referred hereinabove.

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

-do-

Citi Bank N.A.
111 Wall Street, 5th Floor
New York 10043, USA

-do-

Citi Bank N.A.
Custodial Services
Trent House, 3rd Floor
G-60, Bandra Kurla Complex
Bandra (East), Mumbai 400 051

-do-

National Securities Depository Ltd.
Trade World, 4th Floor
Kamala Mills Compound
Senapati, Bapat Marg, Lower Parel
Mumbai 400 013

-do-

Central Depository Services (India) Ltd.
Phiroze Jeejeebhoy Tower
16 & 17th Floor, Dalal Street
Fort, Mumbai - 400 023

-do-

ADITYA BIRLA



GRASIM

GRASIM INDUSTRIES LIMITED

Registered office: Birlagram, Nagda 456 331, District Ujjain, Madhya Pradesh

COURT CONVENED MEETING OF THE EQUITY SHAREHOLDERS	CONTENTS	PAGE NOS.
Day : Monday	Notice convening meeting of the Equity Shareholders of Grasim Industries Limited	2-3
Date : 4th January, 2010	Explanatory Statement under Section 393 of the Companies Act, 1956	4-17
Time : 11.30 a.m. (1130 hours)	Scheme of Arrangement under Sections 391 to 394 of the Companies Act, 1956 between Grasim Industries Limited and Samruddhi Cement Limited and their respective shareholders and creditors	18-44
Venue : Grasim Industries Limited, Grasim Club, Birlagram, Nagda 456 331, District Ujjain, Madhya Pradesh	Form of Proxy	45
	Attendance Slip	47

IN THE HIGH COURT OF MADHYA PRADESH AT INDORE
COMPANY PETITION NO. 19 OF 2009

In the matter of the Companies Act, 1956;

-And-

In the matter of Application under Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Grasim Industries Limited, a company incorporated under the Gwalior Companies Act (1 of Samvat 1963) and now deemed to be incorporated under the Companies Act, 1956 as an "existing company" and having its registered office at Birlagram, Nagda, District Ujjain, Madhya Pradesh, Pin Code: 456331;

-And-

In the matter of Scheme of Arrangement between Grasim Industries Limited and Samruddhi Cement Limited and their respective shareholders and creditors.

Grasim Industries Limited, a company incorporated under the Gwalior Companies Act (1 of Samvat 1963) and now deemed to be incorporated under the Companies Act, 1956 as an "existing company" and having its registered office at Birlagram, Nagda, District Ujjain, Madhya Pradesh, Pin Code: 456 331 } ...Applicant Company

NOTICE CONVENING MEETING OF THE EQUITY SHAREHOLDERS

To,
The Equity Shareholders of Grasim Industries Limited (the "**Applicant Company**")

Take Notice that by an order made on Friday, the 13th day of November, 2009, in the above Company Application, the Hon'ble High Court of Madhya Pradesh at Indore has directed that a meeting of the equity shareholders of the Applicant Company be held at Grasim Club, Birlagram, Nagda, District Ujjain, Madhya Pradesh 456 331, on Monday the 4th day of January, 2010, at 11:30 a.m. (1130 hours) in the forenoon, for the purpose of considering, and if thought fit, approving, with or without modification, the Scheme of Arrangement proposed to be made between the Applicant Company and Samruddhi Cement Limited and their respective shareholders and creditors (the "**Scheme**"). In the said meeting the following business will be transacted:

(1) To consider and, if thought fit, to approve, with or without modification(s), the Scheme; and

(2) To consider and, if thought fit, to pass, with or without modification(s), the following resolution as a Special Resolution:

"**RESOLVED** that pursuant to the provisions of Sections 78, 100 and other applicable provisions, if any, of the Companies Act, 1956 and Article 65 of the Articles of Association of the Company and subject to obtaining approvals, consents, permissions and sanctions as may be required including that of the creditors (if necessary), the sanction by the High Court of Madhya Pradesh, Indore and High Court of Gujarat to the Scheme of Arrangement between the Company and Samruddhi Cement Limited and their respective shareholders and creditors, and further subject to such conditions as may be prescribed while granting such approvals, consents, permissions and sanctions, which the Board of Directors (hereinafter referred to as the "**Board**" which term shall include any Committee which the Board of Directors of the Company may have constituted or may thereafter constitute and/or any director or any individual, delegated with the powers necessary for the purpose) of the Company may agree and accept, consent of the members be and is hereby accorded to the reduction in (i) the Share Premium Account of the Company by Rs. 823.88 Crores, and (ii) the preference share capital redemption reserve of the Company by Rs. 1.48 Crores."

Take further notice that in pursuance of the said order, a meeting of the equity shareholders of the Applicant Company will be held at Grasim Club, Birlagram, Nagda, District Ujjain, Madhya Pradesh 456 331, on Monday the 4th day of January, 2010 at 11:30 a.m. (1130 hours) in the forenoon, when you are requested to attend.

Take further notice that you may attend and vote at the said meeting in person or by proxy, provided that a proxy in the prescribed form, duly signed by you or your authorised signatory, is deposited at the registered office of the Applicant Company at Birlagram, Nagda 456 331, District Ujjain, Madhya Pradesh, not later than 48 hours before the scheduled time of the commencement of the said meeting.

The High Court of Madhya Pradesh at Indore has appointed Smt. Meena Chaphekar, Advocate and in her absence, Mr. Sumeet Samvatsar, Advocate, as the Chairman of the said meeting.

A copy each of the Scheme, the statement under Sections 393 and 173 of the Companies Act, 1956 and a form of proxy is enclosed.

Dated this 30th day of November, 2009

Smt. Meena Chaphekar
Chairman appointed for the meeting

Registered Office:
Birlagram,
Nagda 456 331,
Madhya Pradesh

Notes:

(1) All alterations made in the form of proxy should be initialled.

(2) Only registered equity shareholders of the Applicant Company may attend and vote (either in person or by proxy) at the equity shareholders' meeting. The representative of a body corporate which is a registered equity shareholder of the Applicant Company may attend and vote at the equity shareholders' meeting, provided a certified true copy of the resolution of the Board of Directors or other governing body of the body corporate is deposited at the registered office of the Applicant Company not later than 48 hours before the scheduled time of the commencement of the meeting authorising such representative to attend and vote at the equity shareholders' meeting.

Encl: as above.

IN THE HIGH COURT OF MADHYA PRADESH AT INDORE
COMPANY PETITION NO. 19 OF 2009

In the matter of the Companies Act, 1956;

-And-

In the matter of application under Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Grasim Industries Limited, a company incorporated under the Gwalior Companies Act (1 of Samvat 1963) and now deemed to be incorporated under the Companies Act, 1956 as an "existing company" and having its registered office at Birlagram, Nagda, District Ujjain, Madhya Pradesh, Pin Code: 456331;

-And-

In the matter of the Scheme of Arrangement between Grasim Industries Limited and Samruddhi Cement Limited and their respective shareholders and creditors.

Grasim Industries Limited, a company incorporated under the Gwalior Companies Act (1 of Samvat 1963) and now deemed to be incorporated under the Companies Act, 1956 as an "existing company" and having its registered office at Birlagram, Nagda, District Ujjain, Madhya Pradesh, Pin Code: 456 331 } ...Applicant Company

EXPLANATORY STATEMENT UNDER SECTION 393 OF THE COMPANIES ACT, 1956

1. Pursuant to the Order dated November 13, 2009 passed by the Hon'ble High Court of Madhya Pradesh at Indore, in the Company Petition referred to above, meetings of the equity shareholders, secured creditors (including debentureholders) and unsecured creditors of the Applicant Company are being convened and held for the purpose of considering and, if thought fit, approving with or without modifications, the scheme of arrangement between Grasim Industries Limited (the "**Applicant Company**" or "**Demerged Company**") and Samruddhi Cement Limited (the "**Resulting Company**"), a company incorporated under the Companies Act, 1956 (the "**Act**") having its registered office at Birladham, Kharach, Kosamba – 394 120, Gujarat, and their respective shareholders and creditors under Sections 391-394 of the Act (the "**Scheme**").
2. A copy of the Scheme is attached to the notice of the meeting.
3. The Applicant Company was incorporated on August 25, 1947 in Gwalior under the Gwalior Companies Act (1 of Samvat 1963) under the name "The Gwalior Rayon Silk Manufacturing (Weaving) Company Limited", and commenced operations in the year 1950. The name of the Applicant Company was subsequently changed to Grasim Industries Limited with effect from July 22, 1986.
4. The objects for which the Applicant Company has been established are set out in its Memorandum of Association. The Applicant Company is primarily engaged in the manufacture and sale of viscose staple fibre, chemicals, textiles and cement including ready mix concrete, white cement and other cement related products. The relevant objects, inter alia, are set out hereunder:

   "3. (a) To carry on all or any of the following business, namely : manufacturers of artificial silk fibres, yarns and fabrics, other varieties of synthetic fibres and yarns fabrics such as, nylons etc., cotton spinners and doublers, flax, hemp, jute spinners linen and cloth manufacturers, flax, hemp, jute and wool merchants, wool combers, worsted spinners, woolen spinners, yarn merchants, worsted stuff manufacturers, bleachers and dyers and makers of citriol, bleaching, dyeing materials and raw material and chemicals required in the production of synthetic fibres and yarns.

   (b) To purchase, comb, prepare, spin, dye and deal in artificial silk and other synthetic fibres and yarns, cotton, flax, hemp, jute, wool, silk and any fibrous substances.

   (c) To weave, knit and otherwise manufacture, buy and sell and deal in artificial silk and other synthetic fibres and yarns, linen, cloth and other goods and fabrics, whether textile, felted, netted or looped.

4.E. *To manufacture, buy, sell, exchange, alter improve, manipulate, prepare for market, and otherwise deal in all kinds of plant, machinery, apparatus, tools, utensils, substances, materials and thing necessary or convenient for carrying on any of the above specified businesses or proceedings, or usually dealt in by persons engaged in the like.*

4.G. *To carry on business of manufacturers, importers, exporters of and dealers in Rayon Machinery, ancillary plants, accessories, tools, appliances and apparatus thereto and also to carry on business of manufacturers, importers, exporters of and dealers in machinery together with accessories, tolls, appliances, apparatus and spare parts thereto, used in producing Rayon and other fibres and in particular Continuous Filament, Staple Fibre and Acetate.*

4.H. *To carry on business of manufacturers, importers, exporters of and dealers in machinery together with accessories, equipment's, tools, appliances, apparatus and spare parts used for manufacturer of chemicals and in particular chemicals required in Rayon Industry including Caustic Soda, Sulphuric Acid and Carbon Bisulphide.*

4.L. *To manufacture, produce, refine, process, formulate, mix or prepare, mine or otherwise acquire, buy, sell, exchange, distributes, trade, deal in, import and export any and all kinds of chemicals, including heavy chemicals of all grades and organic and inorganic chemicals, fertilizers, linden, pesticides, manures their mixtures and formulation and any and all Clauses and kinds of chemicals, sources, chemical auxiliaries and analytical chemicals, mixtures, natural and synthetic and other derivatives and compounds and by-products thereof and any and all kinds of products of which any of the foregoing constitutes any ingredient or in the production of which any of the foregoing is used, including acids, alkalies, fertilizers and agricultural and industrial chemicals of all kinds and industrial and other preparation of, or products arising from or required in the manufacturing, refining of any kind of fertilizer, their mixture and formulation.*

31. *And generally to do and perform all such other acts and things as may in the opinion of the Directors or the Managing Agents of the Company for the time being be incidental or conducive to the attainment of the above objects or any of them.*

31.C. *To carry on the business of manufactures of and dealers in chemicals of any nature and kind whatsoever and as wholesale and retail chemists, druggists, analytical and pharmaceutical chemists, dry salters, oil and colour men, imports, exporters, and manufacturers of and dealers in heavy chemicals, alkalis, acids, drugs, tannins, essences, pharmaceutical, sizing, medicinal, chemicals, industrial and other preparations and articles of any nature and kind whatsoever, mineral and other waters, soaps, cements, oils, fats, paints, varnishes, drugs, dyestuffs, chemicals, paints and colour grinders, makers of any proprietary articles of all kind and of electrical, chemical, photographical, surgical and scientific apparatus and materials and to manufacturer, refine, manipulate, import and deal in salts and marine materials and other derivatives, bye-products and compounds, of any nature and kind whatsoever.*

31.D. *To carry on the business of manufactures of and dealers in all kind and classes of pulp including sulphite and sulphate wood pulp, mechanical pulp and soda pulp and papers including transparent, vellum, writing, printing, glazed, absorbent, news printing, wrapping, tissue, cover, blotting, filter, bank or bond, badami, brown, buff or coloured cloth-lined, azurelaid, cream laid, grease or water proof hand-make parchment drawing craft, carbon, envelope and boxes and straw duplicates and triplicates boards and all kinds of articles in the manufacture of which in any form pulp paper or board is issued and also to deal in any manufacture of artificial leather and plastics of all varieties, grades and colour and any other articles, and things of a character similar or analogous to the foregoing or any of them or connected therewith."*

5. The details of the authorised, issued, subscribed and paid-up share capital of the Applicant Company are set out in the Scheme. The equity shares of the Applicant Company are listed on the Bombay Stock Exchange Limited ("**BSE**") and the National Stock Exchange of India Limited ("**NSE**"). The Global Depository Receipts representing underlying equity shares of the Applicant Company are listed on the Luxembourg Stock Exchange. The Non Convertible Debentures of the Applicant Company are listed on the Wholesale Debt Market segment of the NSE.

6. The Resulting Company is a wholly owned subsidiary of the Applicant Company, incorporated under the Act on September 4, 2009. The registered office of the Resulting Company is located at Birladham, Kharach, Kosamba – 394 120, Gujarat.

7. The objects for which the Resulting Company has been established are set out in its Memorandum of Association. The main object of the Resulting Company is set out hereunder:

   "To carry on the business of manufacturers of, dealers in and sellers of cement, white cement, clinker, ready mix concrete, lime, limestone, plasters, putty, whiting, clay, granule, sand, coal, coke, fuel, artificial stone, builders' requisites and convenience of all kinds and any products or things which may be manufactured out of or with cement or white cement or in which the use of cement or white cement may be made."

8. The details of the authorised, issued, subscribed and paid-up share capital of the Resulting Company are set out in the Scheme. The equity shares of the Resulting Company are, at present, not listed on any stock exchange.

BACKGROUND TO THE SCHEME

9. The Applicant Company is the flagship company of the Aditya Birla Group. Starting as a textiles manufacturer in 1950, today the business of the Applicant Company comprises of manufacture and sale of viscose staple fibre, chemicals, textiles and cement (including ready mix concrete, white cement and other cement related products).

10. The Applicant Company ventured into cement production in 1985, setting up its first cement plant at Jawad in Madhya Pradesh and since then it has grown to become a leading cement player in India. The Applicant Company has a cement capacity of 22.55 million TPA. Its cement operations today span the length and breadth of India and include 6 composite plants, 5 split grinding units, 2 bulk terminals (including the one under construction) and 36 ready-mix concrete plants. All the cement plants are located close to sizeable limestone mines and are equipped with fully automated state-of-the-art equipment and technology to ensure consistent quality.

11. The Resulting Company is a wholly owned subsidiary of the Applicant Company, established with the objects of carrying on the cement business.

12. The Scheme provides for the transfer by way of a demerger of the cement business of the Applicant Company with all its assets and liabilities, including related businesses/ investments (excluding its investment in UltraTech Cement Limited) (the "**Demerged Undertaking**", as more particularly described in the Scheme) to the Resulting Company, and the consequent issue of equity shares by the Resulting Company to the shareholders of the Applicant Company pursuant to Sections 391 to 394 and other relevant provisions of the Act, and various other matters consequential to or otherwise integrally connected with the above in the manner provided for in the Scheme.

RATIONALE FOR THE DEMERGER

13. The demerger of the Demerged Undertaking under the Scheme will create a focussed entity engaged in the cement business, which will allow the shareholders of the Applicant Company to participate directly in a focussed entity engaged in the cement business, in a manner such that the Applicant Company's parentage and control continues.

14. The demerger will create a platform for future growth of the cement business, while allowing the Applicant Company to concentrate its growth efforts in its viscose staple fibre business in a focussed manner towards strengthening the Applicant Company's existing market leadership therein.

15. The restructuring proposal is aimed at protecting and maximising value for the shareholders of the Applicant Company.

16. The Scheme was placed before the Board of Directors of the Applicant Company on October 3, 2009, at which time Ernst & Young Private Limited, Mumbai presented its report on the share entitlement ratio ("**Share Entitlement Report**") to the Board of Directors of the Applicant Company. DSP Merrill Lynch Limited, Mumbai was engaged by the Applicant Company to provide a fairness opinion. In connection with such engagement, DSP Merrill Lynch Limited has issued an opinion dated October 3, 2009 ("**Fairness Opinion**") which states that, as of such date, and based upon and subject to various assumptions, limitations and considerations set forth in such written opinion, the share entitlement ratio of 1 (one) equity share of the face value of Rs. 5/- fully paid up of the Resulting Company for every 1 (one) equity share of the face value of Rs. 10/- fully paid up held in the Demerged Company as on the Record Date (as defined in the Scheme) is fair, from a financial point of view, to the shareholders of the Demerged Company. The Share Entitlement Report and the Fairness Opinion are available for inspection and shareholders should read the aforesaid report and opinion in their entirety for information regarding the assumptions made and factors considered in rendering the same.

17. The Board of Directors of the Applicant Company has, based on and relying upon the aforesaid report/opinion, and on the basis of its independent evaluation and judgment, come to the conclusion that the proposed share entitlement ratio is fair and reasonable and has decided to incorporate the same in the Scheme, and approved the Scheme. Similarly, the Board of Directors of the Resulting Company has on the basis of its independent evaluation and judgment, come to the conclusion that the proposed share entitlement ratio is fair and reasonable and has decided to incorporate the same in the Scheme, and approved the Scheme.

18. It is therefore proposed that the Demerged Undertaking be transferred to and vested in the Resulting Company by way of a demerger pursuant to a scheme of arrangement under Sections 391 to 394 and other relevant provisions of the Act.

SALIENT FEATURES OF THE SCHEME

19. The salient features of the Scheme are:-

    (i) The Scheme provides that the Demerged Undertaking of the Applicant Company shall be transferred to the Resulting Company by way of a demerger under Sections 391 to 394 and other relevant provisions of the Act in the manner provided for in the Scheme as and from the Effective Date and with effect from the Appointed Date.

(ii) The "Appointed Date" for the demerger means the opening of business on October 1, 2009 or such other date as may be determined by the Board of Directors of the Demerged Company.

(iii) The "Effective Date" means the last of the dates on which all of the conditions and matters mentioned in paragraph 19(xxviii) below are fulfilled or waived in accordance with the Scheme.

(iv) The "Demerged Undertaking" (as defined in the Scheme) means the Demerged Company's undertakings, business, activities and operations pertaining to the Cement Business (as defined in the Scheme) of the Demerged Company, on a going concern basis, and shall mean and include, without limitation:

(a) all assets and property of the Cement Business whether situated in India or abroad, whether movable or immovable, tangible or intangible, real or personal, in possession or reversion, corporeal or incorporeal, present, future or contingent of whatsoever nature, including all the integrated cement manufacturing units of the Demerged Company, the cement grinding units, the white cement units, the ready-mix concrete units, other cement and cement related product manufacturing units including paver block manufacturing, bricks and autoclave brick manufacturing and glass reinforced concrete manufacturing units, cement terminals, including plants, terminals and units (set out in **Schedule I** of the Scheme), all lands (whether leasehold or freehold including those set out in **Schedule II** of the Scheme), buildings, plant and machinery, offices, capital work-in-progress, rolling stock, current assets (including inventories, sundry debtors, bills of exchange, loans and advances), cash and bank accounts (including bank balances), benefit of any deposits, financial assets, investments, benefit of any bank guarantees, performance guarantees and letters of credit in relation to the Demerged Undertaking, vehicles, D.G. sets, godowns, cement dumps, cement stocks and stores, warehouses, furniture, fixtures, office equipment, computers, appliances, accessories, power lines, railway lines and sidings, water pipelines, depots, the power generation undertakings including power plants, fly ash handling systems, share of any joint assets, and other facilities;

(b) all permits, quotas, rights, entitlements, industrial and other licences, bids, tenders, letters of intent, expressions of interest, development rights (whether vested or potential and whether under agreements or otherwise), patents, copyrights, records, designs, and all other intellectual property rights in the aforesaid (which for the avoidance of doubt shall not include any Trademarks, as defined in the Scheme), municipal permissions, approvals, consents, subsidies, tenancies in relation to the offices, and/or residential properties for the employees, privileges, income tax benefits and exemptions including the right to deduction under Section 80IA of the Income Tax Act, 1961 (or any statutory modification or re-enactment thereof for the time being in force) in respect of the profits of the undertakings for the residual period, i.e., for the period remaining as on the Appointed Date out of the total period for which the deduction is available in law if the Demerger had not taken place, all other rights including sales tax deferrals and exemptions and other benefits, lease rights, prospecting licenses and mining leases (including the mining leases set out in **Schedule III** of the Scheme) (in each case including the benefit of any applications made therefor), and the surface rights in relation thereto, receivables, and liabilities related thereto, licences, powers and facilities of every kind, nature and description whatsoever, rights to use and avail of telephones, telexes, facsimile connections and installations, utilities, electricity and other services, provisions and benefits of all agreements, contracts and arrangements and all other interests in connection with or relating to the Cement Business;

(c) all earnest moneys and/or security deposits paid by the Demerged Company in connection with or relating to the Cement Business;

(d) all books, records, files, papers, engineering and process information, computer programmes, software licenses (whether proprietary or otherwise), drawings, manuals, data, catalogues, quotations, sales and advertising materials, lists of present and former customers and suppliers, customer credit information, customer pricing information, and other records whether in physical or electronic form in connection with or relating to the Cement Business;

(e) all investments made in and loans and advances given to Harish Cement Limited (a wholly owned subsidiary of the Demerged Company with registered office situated in the State of Himachal Pradesh) and Bhaskarpara Coal Company Limited (a joint venture of the Demerged Company with registered office situated in the State of Chhattisgarh); and

(f) all debts, borrowings, obligations and liabilities, both present and future, (including deferred tax liabilities, contingent liabilities and the Transferred Liabilities, as hereinafter defined, and obligations under any licenses or permits or schemes), whether secured or unsecured, whether provided for or not in the books of account or disclosed in the balance sheet of the Demerged Company, appertaining or relating to the Cement Business.

For the avoidance of doubt, it is clarified that the investment held by the Demerged Company in UltraTech Cement Limited does not form part of the Demerged Undertaking.

(v) **"Remaining Business"** means all the undertakings, businesses, activities and operations (including all investments) of the Demerged Company other than those comprised in the Demerged Undertaking. For the avoidance of doubt it is clarified that the investment held by the Demerged Company in UltraTech Cement Limited shall form part of the Remaining Business.

(vi) The Scheme envisages that upon the coming into effect of the Scheme and subject to the provisions thereof:

(a) the Demerged Undertaking (including all the estate, assets, rights, claims, title, interest and authorities including accretions and appurtenances of the Demerged Undertaking) shall, subject to the provisions of the Scheme in relation to the mode of transfer and vesting and pursuant to Section 394 (2) of the Act and without any further act or deed, be demerged from the Demerged Company and transferred to and vested in the Resulting Company and shall be deemed to have been demerged from the Demerged Company and transferred to and vested in the Resulting Company as a going concern as and from the Appointed Date, the estate, assets, rights, claims, title, interest and authorities of the Resulting Company, subject to the provisions of the Scheme in relation to Encumbrances in favour of banks and/or financial institutions;

(b) in respect of such of the assets of the Demerged Undertaking as are movable in nature or are otherwise capable of transfer by delivery or possession or by endorsement and delivery, the same shall stand so transferred by the Demerged Company upon the coming into effect of the Scheme, and shall become the property of the Resulting Company as an integral part of the Demerged Undertaking with effect from the Appointed Date, subject to the provisions of the Scheme in relation to Encumbrances in favour of banks and/or financial institutions;

(c) all contracts, deeds, bonds, agreements, schemes, arrangements and other instruments of whatsoever nature in relation to the Demerged Undertaking, to which the Demerged Company is a party or to the benefit of which the Demerged Company may be eligible, and which are subsisting or have effect immediately before the Effective Date, shall continue in full force and effect on or against or in favour, as the case may be, of the Resulting Company and may be enforced as fully and effectually as if, instead of the Demerged Company, the Resulting Company had been a party or beneficiary or obligee thereto or thereunder; and

(d) without prejudice to the generality of the foregoing, all consents, permissions, licences, certificates, insurance covers, clearances, authorities, powers of attorney given by, issued to or executed in favour of the Demerged Company in relation to the Demerged Undertaking shall stand transferred to the Resulting Company as if the same were originally given by, issued to or executed in favour of the Resulting Company, and the Resulting Company shall be bound by the terms thereof, the obligations and duties thereunder, and the rights and benefits under the same shall be available to the Resulting Company.

(vii) The Scheme further provides that upon the coming into effect of the Scheme:

(a) all loans raised and used, debts, liabilities, duties and obligations (including the liabilities which arise out of the activities or operations of the Demerged Undertaking) of the Demerged Company as on the Appointed Date and relatable to the Demerged Undertaking shall, without any further act or deed, be and stand transferred to and be deemed to be transferred to the Resulting Company to the extent that they are outstanding as on the Effective Date and shall become the loans, debts, liabilities, duties and obligations of the Resulting Company; and

(b) all loans raised and used and all debts, liabilities, duties and obligations incurred by the Demerged Company for the operations of the Demerged Undertaking with effect from the Appointed Date and prior to the Effective Date, subject to the terms of the Scheme, shall be deemed to have been raised, used or incurred for and on behalf of the Resulting Company and to the extent they are outstanding on the Effective Date, shall also without any further act or deed be and stand transferred to and be deemed to be transferred to the Resulting Company and shall become the loans, debts, liabilities, duties and obligations of the Resulting Company.

(viii) In relation to the loans raised and used, debts, liabilities, duties and obligations of the Demerged Company as on the Appointed Date deemed to be transferred to the Resulting Company and which have been discharged by the Demerged Company on or after the Appointed Date and prior to the Effective Date, the Scheme provides that such discharge shall be deemed to have been for and on account of the Resulting Company.

(ix) Without prejudice to the generality of the aforesaid, the Scheme provides that upon the coming into effect of the Scheme, all debt securities, bonds, debentures (including the NCDs, as defined in the Scheme), notes and other

instruments of like nature (whether convertible into equity shares or not) issued by the Demerged Company in relation to the Demerged Undertaking ("**Debt Securities**") shall, pursuant to the provisions of Sections 391 to 394 and other relevant provisions of the Act, without any further act, instrument or deed, become the debt securities of the Resulting Company on the same terms and conditions except to the extent modified under the provisions of the Scheme and all rights, powers, duties and obligations in relation thereto shall be and stand transferred to and vested in or be deemed to have been transferred to and vested in and shall be exercised by or against the Resulting Company as if it was the issuer of the Debt Securities so transferred.

(x) In relation to the NCDs, the Scheme provides that subject to the requirements, if any, imposed or concessions, if any, by the BSE and/or NSE, and other terms and conditions agreed with such stock exchanges, the non convertible debentures which stand transferred to the Resulting Company pursuant to transfer of the NCDs under the Scheme, shall be listed and/or admitted to trading on the Wholesale Debt Market segment of NSE, where the NCDs are currently listed and/or admitted to trading.

(xi) The Scheme also provides that in so far as the existing encumbrance in respect of the loans, borrowings, debts, liabilities, including the Debt Securities ("**Transferred Liabilities**") is concerned, such encumbrance shall, without any further act, instrument or deed be modified and shall be extended to and shall operate only over the assets comprised in the Demerged Undertaking which have been encumbered in respect of the Transferred Liabilities as transferred to the Resulting Company pursuant to the Scheme. The Scheme clarifies that if any of the assets comprised in the Demerged Undertaking which are being transferred to the Resulting Company pursuant to the Scheme have not been encumbered in respect of the Transferred Liabilities, such assets shall remain unencumbered and the existing encumbrance referred to above shall not be extended to and shall not operate over such assets. The absence of any formal amendment which may be required by a lender or trustee or third party shall not affect the operation of the above. It has further been clarified in the Scheme that in so far as the assets comprising the Remaining Business are concerned, the encumbrance over such assets relating to the Transferred Liabilities shall, as and from the Effective Date without any further act, instrument or deed be released and discharged from the obligations and encumbrance relating to the same. The absence of any formal amendment which may be required by a lender or trustee or third party shall not affect the operation of the above. Further, in so far as the assets comprised in the Demerged Undertaking are concerned, the encumbrance over such assets relating to any loans, borrowings or debentures or other debts or debt securities which are not transferred pursuant to the Scheme (and which shall continue with the Demerged Company), shall without any further act or deed be released from such encumbrance and shall no longer be available as security in relation to such liabilities.

(xii) The Scheme provides that upon the coming into effect of the Scheme, the Resulting Company alone shall be liable to perform all obligations in respect of the Transferred Liabilities, which have been transferred to it in terms of the Scheme, and the Demerged Company shall not have any obligations in respect of such Transferred Liabilities.

(xiii) The Scheme provides that all the permanent employees of the Demerged Company employed/engaged in the Demerged Undertaking as on the Effective Date ("**Employees**") shall become the employees of the Resulting Company, and, subject to the provisions of the Scheme, on terms and conditions not less favourable than those on which they are engaged by the Demerged Company in relation to the Demerged Undertaking and without any interruption of or break in service as a result of the transfer of the Demerged Undertaking. The Scheme provides that for the purpose of payment of any compensation, gratuity and other terminal benefits, the immediate past services of such Employees with the Demerged Company shall also be taken into account, and paid (as and when payable by the Resulting Company).

(xiv) In respect of the stock options granted on August 23, 2007 and on January 25, 2008 by the Demerged Company under the Employees' Stock Option Scheme, 2006 (ESOS-2006) of the Demerged Company (the "**Stock Option Scheme**"), as the case may be, to all the employees of the Demerged Company (including the Employees), to whom, as on the Record Date, options have been granted (whether the same are vested or not) ("**Eligible Employees**"), the Scheme provides that upon the effectiveness of the Scheme:

(a) the Resulting Company shall, for the exercise price mentioned in sub-Clause (c) below, offer one (1) employee stock option for every employee stock option held by each Eligible Employee in the Demerged Company under a stock option scheme to be created by the Resulting Company ("**Compensatory Stock Option Scheme**"). It is clarified in the Scheme that each stock option under the Compensatory Stock Option Scheme, when exercised, shall entitle the Eligible Employees holding such stock option granted under the Compensatory Stock Option Scheme to one (1) equity share of Rs. 5/- each of the Resulting Company;

(b) the options granted under the Stock Option Scheme would continue in the hands of the Eligible Employees, and the Stock Option Scheme shall, pursuant to the Scheme, be modified by the Demerged Company as

considered appropriate by its ESOS Compensation Committee, to enable the continuance of the same in the hands of all the Eligible Employees;

(c) the existing exercise price of the stock options under the Stock Option Scheme shall be divided between the stock options under the Stock Option Scheme and the stock options issued under the Compensatory Stock Option Scheme in an appropriate manner as determined by the ESOS Compensation Committee of the Demerged Company in consultation with the Board of Directors of the Resulting Company, and consequently, the exercise price of the stock options under the Stock Option Scheme shall stand adjusted as above, and the balance of the exercise price shall become the exercise price of the stock options issued under the Compensatory Stock Option Scheme;

(d) in relation to the vesting period of the stock options granted under the Compensatory Stock Option Scheme, the period during which the Eligible Employees held stock options granted by the Demerged Company under the Stock Option Scheme prior to issuance of stock options under the Compensatory Stock Option Scheme, shall be taken into account for determining the minimum vesting period required for stock options granted under the Compensatory Stock Option Scheme under applicable law;

(e) the consent of the shareholders of the Demerged Company to the Scheme shall be deemed to be their consent in relation to all matters pertaining to the Stock Option Scheme as described in the Scheme, including without limitation, for the purposes of effecting necessary modifications to the Stock Option Scheme, the division of the exercise price of the stock options under the Stock Option Scheme, and all related matters. No further approval of the shareholders of the Demerged Company would be required in this connection;

(f) the consent of the shareholders of the Resulting Company to the Scheme shall be deemed to be their consent in relation to all matters pertaining to the Compensatory Stock Option Scheme as described in the Scheme, including without limitation, for the purposes of creating and/or modifying the Compensatory Stock Option Scheme, the exercise price of the stock options under the Compensatory Stock Option Scheme, and all related matters. No further approval of the shareholders of the Resulting Company would be required in this connection.

(xv) In relation to all legal, taxation or other proceedings, (including before any statutory or quasi-judicial authority or tribunal) by or against the Demerged Company under any statute, whether pending on the Appointed Date or which may be instituted any time thereafter and in each case relating to the Demerged Undertaking (other than corporate level direct taxation proceedings which shall continue with the Demerged Company), the Scheme provides that upon the coming into effect of the Scheme, the same shall be continued and enforced by or against the Resulting Company with effect from the Effective Date. Except as otherwise provided in the Scheme, the Demerged Company shall in no event be responsible or liable in relation to any such legal, taxation or other proceedings against the Resulting Company.

(xvi) The Scheme provides that with effect from the Appointed Date and up to and including the Effective Date:

(a) the Demerged Company shall be carrying on and be deemed to have been carrying on all business and activities relating to the Demerged Undertaking and shall hold and stand possessed of and shall be deemed to hold and stand possessed of all the estates, assets, rights, title, interest, authorities, contracts, investments and strategic decisions of the Demerged Undertaking for and on account of, and in trust for, the Resulting Company;

(b) all profits and income accruing or arising to the Demerged Company from the Demerged Undertaking, and losses and expenditure arising or incurred by it (including taxes, if any, accruing or paid in relation to any profits or income) relating to the Demerged Undertaking for the period commencing from the Appointed Date shall, for all purposes, be treated as and be deemed to be the profits, income, losses or expenditure, as the case may be, of the Resulting Company; and

(c) any of the rights, powers, authorities, privileges, attached, related or pertaining to the Demerged Undertaking exercised by the Demerged Company shall be deemed to have been exercised by the Demerged Company for and on behalf of, and in trust for and as an agent of the Resulting Company. Similarly, any of the obligations, duties and commitments attached, related or pertaining to the Demerged Undertaking that have been undertaken or discharged by the Demerged Company shall be deemed to have been undertaken for and on behalf of and as an agent for the Resulting Company.

(xvii) The Remaining Business and all the assets, rights, title, liabilities and obligations pertaining thereto shall continue to belong to and be vested in and be managed by the Demerged Company, subject only to provisions of the Scheme in relation to Encumbrances in favour of banks, financial institutions and trustees for the debenture-holders and lenders.

(xviii) The Scheme further provides for the ratio in which the equity shares of the Resulting Company would be issued to the equity shareholders of the Demerged Company as on the Record Date (as defined in the Scheme) in consideration for the demerger. Upon the effectiveness of the Scheme, in consideration for the demerger, the Resulting Company shall issue and allot to each member of the Demerged Company whose name is recorded in the register of members and records of the depositary as members of the Demerged Company on the Record Date, equity shares in the Resulting Company in the ratio of one (1) equity share in the Resulting Company of the face value of Rs. 5 (Rupees Five) each credited as fully paid-up for every one (1) equity share of Rs. 10 (Rupees Ten) each fully paid-up held by such member in the Demerged Company.

(xix) All equity shares of the Resulting Company (including those issued in terms of the Scheme) shall be listed and/ or admitted to trading on the stock exchanges where the equity shares of the Demerged Company are listed, and the Resulting Company shall in this regard execute appropriate agreements with such stock exchanges as per applicable law. The shares allotted pursuant to the Scheme shall remain frozen in the depositaries system till relevant directions in relation to listing/trading are given by the relevant stock exchanges.

(xx) The Scheme further provides for the manner in which the outstanding Global Depositary Receipts ("**GDRs**") issued by the Demerged Company shall be dealt with pursuant to effectiveness of the Scheme and as an integral part of the Scheme. Upon the coming into effect of the Scheme and the issuance of shares in the share entitlement ratio as above by the Resulting Company in accordance with the terms thereof, the Resulting Company shall issue an appropriate number of underlying shares, in accordance with the share entitlement ratio, to the depositary for the Demerged Company's GDRs ("**Depositary**") as are outstanding as of the Record Date ("**Grasim GDRs**"). The Resulting Company shall enter into appropriate arrangements with a depositary (the "**Resulting Company Depositary**") appointed by the Resulting Company pursuant to a deposit agreement entered into between the Resulting Company and the Resulting Company Depositary, for the issuance, subject to the cash-out option described in the Scheme being exercised, of GDRs representing such shares (the "**Resulting Company GDRs**") on pro-rata basis to holders of Grasim GDRs, in accordance with the deposit agreement entered into between the Demerged Company and the Depositary.

(xxi) The Resulting Company GDRs issued pursuant to the Scheme shall not be listed unless required by any regulations or laws, in which event the same may be listed on the Luxembourg Stock Exchange and the Resulting Company shall take such additional steps and do all such acts, deeds and things as may be necessary for purposes of listing the Resulting Company GDRs.

(xxii) The Resulting Company GDRs and the equity shares underlying the Resulting Company GDRs may not be registered under the United States Securities Act of 1933, as amended (the "**Securities Act**") and the Resulting Company may elect, in its sole discretion, to rely upon an exemption from the registration requirements of the Securities Act under Section 3(a)(10) thereof or any other exemption that the Resulting Company may elect to rely upon. The Resulting Company may elect, in its sole discretion, to (a) cash out existing Grasim GDR holders in the manner set out in the Scheme in lieu of issuing GDRs, or (b) register the Resulting Company GDRs on Form F-6, as required by the Securities Act.

(xxiii) If the Resulting Company elects to cash out Grasim GDR holders, then the shares issued by the Resulting Company to the Depositary which represent the entitlement of the Grasim GDR holders shall be sold by the Depositary or the Resulting Company Depositary as applicable, in the open market and the net sales proceeds (after the deduction of taxes and expenses incurred) shall be distributed to the Depositary for further distribution to the Grasim GDR holders in the same proportion as their entitlements.

(xxiv) The GDR provisions contained in the Scheme shall also be applicable to any further GDRs that the Demerged Company may issue prior to the Record Date.

(xxv) The Scheme further provides that as an integral part thereof, and, upon the coming into effect of the Scheme, the authorised share capital of the Resulting Company shall stand increased to Rs. 135,00,00,000 (Rupees One Hundred Thirty Five Crores) comprising of 27,00,00,000 equity shares of Rs. 5/- each, without any further act or deed. The capital clause of the Memorandum of Association of the Resulting Company and Article 3 of the Articles of Association of the Resulting Company shall, upon the coming into effect of the Scheme, be amended accordingly.

(xxvi) The Scheme provides for the accounting treatment of the demerger in the books of the Demerged Company and the Resulting Company as follows:

(I) *Accounting treatment in the books of the Demerged Company*

(a) The assets and the liabilities of the Demerged Company relating to the Demerged Undertaking being transferred to the Resulting Company shall be at values appearing in the books of account of the Demerged Company on the close of business on the day immediately preceding the Appointed Date.

(b) The difference between the value of assets and value of liabilities transferred pursuant to the Scheme shall be appropriated in the books of the Demerged Company as under:

(i) Capital Subsidy - Rs. 1.19 Crores;

(ii) Amalgamation Reserve - Rs. 1.38 Crores;

(iii) Preference Share Capital Redemption Reserve – Rs. 1.48 Crores;

(iv) Debenture Redemption Reserve - Rs. 27.50 Crores;

(v) Balance against Share / Securities Premium and / or General Reserve.

(c) The reduction in the Share Premium Account and Reserves of the Demerged Company shall be effected as an integral part of the Scheme in accordance with the provisions of Section 78, Section 80, Sections 100 to 103 and any other applicable provisions of the Act and the Orders of the High Courts sanctioning the Scheme shall be deemed to be also the Orders under Section 102 of the Act for the purpose of confirming the reduction. The reduction would not involve either a diminution of liability in respect of the unpaid share capital or payment of paid-up share capital, and the provisions of Section 101 of the Act will not be applicable.

(II) <u>Accounting Treatment in the books of the Resulting Company</u>

(a) Upon the Scheme becoming effective and with effect from the Appointed Date, the Resulting Company shall record the assets and liabilities of the Demerged Undertaking vested in it pursuant to the Scheme at their respective book values as appearing in the books of the Demerged Company.

(b) The Resulting Company shall credit its Share Capital account with the aggregate face value of the equity shares issued to the shareholders of the Demerged Company pursuant to the Scheme.

(c) An amount of Rs.27.50 Crores, towards the Debenture Redemption Reserve relating to NCDs in the books of the Demerged Company, shall be credited by the Resulting Company to its Debenture Redemption Reserve account.

(d) An amount of Rs.0.30 Crore towards the Capital Subsidy Reserve relating to the Demerged Undertaking shall be credited by the Resulting Company to its Capital Subsidy Reserve account.

(e) The excess or deficit, if any, remaining after recording the aforesaid entries, the costs in relation to transfer of assets pertaining to the Demerged Undertaking to the Resulting Company such as stamp duty, registration charges, etc. and other entries in accordance with the Scheme, shall be credited by the Resulting Company to its General Reserve account or debited to Goodwill, as the case may be. General Reserve, created if any, shall be treated for all purposes as free reserves as per the Act.

(xxvii) The Scheme further provides that in addition to M/s G.P. Kapadia & Co., Mumbai, being the present auditors of the Resulting Company, M/s Deloitte Haskins & Sells, Mumbai shall stand appointed as the joint statutory auditors of the Resulting Company, upon effectiveness of the Scheme.

(xxviii) The Scheme is conditional upon and subject to:

(a) the Scheme being agreed to by the respective requisite majorities of the various classes of members and creditors of the Demerged Company and the Resulting Company as required under the Act and the requisite orders of the High Court of Madhya Pradesh, Indore and High Court of Gujarat being obtained;

(b) such other sanctions and approvals as may be required by law in respect of the Scheme being obtained; and

(c) the certified copies of the court orders referred to in the Scheme being filed with the Registrar of Companies, Madhya Pradesh and Registrar of Companies, Gujarat.

(xxix) In the event of the Scheme failing to take effect by July 31, 2010 or such later date as may be agreed by the respective Boards of Directors of the Demerged Company and the Resulting Company, the Scheme shall stand revoked, cancelled and be of no effect and become null and void.

You are requested to read the entire text of the Scheme to get fully acquainted with the provisions thereof. The aforesaid are only the salient features thereof.

20. Upon the effectiveness of the Scheme and the resultant transfer of the assets and liabilities mentioned in the balance sheet of the Demerged Undertaking as of the closing of business on September 30, 2009, the shareholders' funds of the

Demerged Company comprising share capital and the reserves will no longer be fully represented by assets of the Demerged Company. To reflect the same, as an integral part of the Scheme, the excess of assets over liabilities being transferred to the Resulting Company pursuant to the Scheme will be adjusted in the manner provided in paragraph 19(xxvi)(I)(b) above. Pursuant to such adjustment, the share premium account and the preference share capital redemption reserve of the Demerged Company shall stand reduced as follows:

S. No.	Reserve	Amount of reduction (Rs. in Crores)	Amount after reduction
1.	Share Premium Account	823.88	Nil
2.	Preference Share Capital Redemption Reserve	1.48	Nil

The reduction as above in the Share Premium Account and Preference Share Capital Redemption Reserve of the Demerged Company would not involve either a diminution of liability in respect of the unpaid share capital or payment of paid-up share capital, and the provisions of Section 101 of the Act will not be applicable. The said reduction shall be effected as an integral part of the Scheme in accordance with the provisions of Section 78, Section 80, Sections 100 to 103 and any other applicable provisions of the Act and the orders of the High Courts sanctioning the Scheme shall be deemed to be also the orders under Section 102 of the Act for the purpose of confirming the reduction.

The statement in this paragraph 20 shall also be deemed to be an explanatory statement under Section 173 of the Act in respect of the separate resolution sought to be passed as a special resolution under Section 100 of the Act as specified in the notice in relation to this explanatory statement.

21. The rights and interests of the members and the creditors of the Applicant Company and the Resulting Company will not be prejudicially affected by the Scheme.

22. For ease of reference, the relevant portions of the Annual Report of the Applicant Company for the last three financial years which pertain to the cement business of the Applicant Company constituting the Demerged Undertaking have been extracted and made available on the Applicant Company's website at http://www.grasim.com/investors/investor_centre/cement_business_extract.htm. The balance sheet of the Demerged Undertaking as of the closing of business on September 30, 2009 is annexed hereto.

23. The Applicant Company has received no objection letters from the BSE dated October 29, 2009, and the NSE dated November 3, 2009, for filing the Scheme with the High Court of Madhya Pradesh at Indore and High Court of Gujarat at Ahmedabad. In terms of the no objection granted by the BSE, the promoters' shareholding in the Resulting Company to the extent of 20% of the post arrangement capital and the entire pre issue paid up capital shall be under lock in for a period of three years from the date of listing on the BSE.

24. Pursuant to the Scheme, the equity shares of the Resulting Company are proposed to be listed on the same stock exchanges on which the equity shares of the Applicant Company are listed, i.e. the BSE and the NSE. The BSE in its no objection letter has prescribed, *inter alia*, that the Resulting Company will have to fulfil the BSE's criteria for listing and also comply with the provisions contained in the SEBI circular no. SEBI/CFD/SCRR/01/2009/03/09 dated September 3, 2009, Rules, Byelaws and Regulations of the BSE and other applicable statutory requirements. Accordingly, the Resulting Company will also, after effectiveness of the Scheme, enter into the Listing Agreement with the stock exchanges as prescribed and be subject to the terms thereof, including the corporate governance provisions set out therein, to which the Applicant Company is also subject.

    The no objection letters from the BSE and the NSE are available for inspection and should be read in their entirety for information regarding the conditions imposed by the stock exchanges, which the Applicant Company shall comply with.

25. No investigation proceedings have been instituted and/or are pending in relation to the Applicant Company under Sections 235 and 250A of the Act, or under the provisions of the Monopolies and Restrictive Trade Practices Act, 1969, except (i) the Special Leave Petition filed before the Hon'ble Supreme Court against the order of the MRTP Commission in RTP Enquiry No.99 of 1990 – DGI&R Vs. Cement Manufacturers Association and 44 others (Rajashree Cement Prop. Grasim Industries Limited as Respondent No.32 & Vikram Cement Prop. Grasim Industries Limited as Respondent No.41) (ii) the Special Leave Petition filed against the order of MRTP Commission in RTP Enquiry no.21 of 2001 – Shri Sarabjit S. Mokha & Anr. Vs. Cement Manufacturers Association and 10 others (Grasim Industries Limited as Respondent No.7) before the Hon'ble Supreme Court (iii) RTP enquiry no. 93 of 2001 Delhi Development Authority Vs Shree Cement Ltd. & Others (Grasim Industries Ltd. as Respondent No. 5) before Hon'ble MRTP Commission

(iv) RTP enquiry no. 32 of 2006 Director General (I&R) Vs Gujarat Ambuja Cements Ltd. & Others (Grasim Industries Ltd. as Respondent No. 3) before Hon'ble MRTP Commission (v) RTP enquiry no. 15 of 2007 Director General (I&R) Vs Binani Industries Ltd. & Others (Grasim Industries Ltd. as Respondent No. 3) before Hon'ble MRTP Commission. To the knowledge of the Applicant Company no winding up proceedings have been filed or are pending against the Applicant Company under the Act.

26. On the Scheme being approved as per the requirements of Section 391 of the Act, the Applicant Company will seek the sanction of the High Court of Madhya Pradesh at Indore to the Scheme. The Resulting Company has filed a petition with the High Court of Gujarat at Ahmedabad seeking its sanction to the Scheme.

27. The Applicant Company has been informed that the Resulting Company has decided to examine and pursue an onward consolidation of the cement business, which will be transferred to it pursuant to the demerger under the Scheme, with UltraTech Cement Limited ("**UltraTech**"), and made a consolidation proposal to UltraTech. UltraTech, at its board meeting held on October 6, 2009 deliberated upon the proposal received by it from the Resulting Company in relation to a potential consolidation of the Resulting Company and UltraTech and, having found the proposal attractive, constituted and authorized a Committee of Directors and Officers of UltraTech to, inter alia, evaluate and consider the proposal in consultation with legal and financial advisors, and make a recommendation in this regard to the Board of Directors of UltraTech. Thereafter, at their respective meetings held on November 15, 2009, the Boards of Directors of the Resulting Company and UltraTech have approved the amalgamation of the Resulting Company into UltraTech, pursuant to a separate scheme of amalgamation between the Resulting Company, UltraTech and their respective shareholders under Sections 391 to 394 of the Companies Act, 1956. The amalgamation is proposed to have an Appointed Date of July 1, 2010, and is subject to various conditions precedent, including the approvals of the shareholders and creditors of the Resulting Company and UltraTech respectively, the sanction of the High Court of Gujarat at Ahmedabad and the High Court of Judicature at Bombay and the effectiveness of the Scheme.

28. The directors of each of the Applicant Company and the Resulting Company may be deemed to be concerned and/or interested in the Scheme only to the extent of their shareholding in the respective companies, or to the extent the said directors are common directors in the companies, or to the extent the said directors are the partners, directors, members of the companies, firms, association of persons, bodies corporate and/or beneficiary of trust that hold shares in any of the companies or to the extent they may be allotted shares in the Resulting Company as a result of the Scheme.

29. The details of the present directors of the Applicant Company, and their shareholding in the Applicant Company and the Resulting Company either singly or jointly as on October 31, 2009 are as follows:

Name of Director	**Age (years)**	**Position**	**Equity Shares held in**	
			Applicant Company	**Resulting Company**
Mr. Kumar Mangalam Birla	42	Chairman	23915	-
Mrs. Rajashree Birla	64	Director	72280	-
Mr. M. L. Apte	77	Director	130	-
Mr. B. V. Bhargava	73	Director	357	-
Mr. R. C. Bhargava	75	Director	227	-
Mr. Arun Kanti Dasgupta	57	Director	100	-
Mr. Cyril Shroff	50	Director	137	-
Mr. S. G. Subrahmanyan	84	Director	100	-
Mr. D. D. Rathi	62	Director	100	-
Mr. Shailendra K. Jain	65	Whole Time Director	1591	-
Mr. Adesh Gupta	53	Whole Time Director	980	2*

*As a nominee of the Applicant Company

30. The details of the present directors of the Resulting Company, and their shareholding in the Applicant Company and the Resulting Company either singly or jointly as on October 31, 2009 are as follows:

Name of Director	**Age (years)**	**Position**	**Equity Shares held in**	
			Applicant Company	**Resulting Company**
Mr. Saurabh Misra	62	Director	-	-
Mr. Adesh Gupta	53	Director	980	2*
Mr. Ashok Malu	52	Director	171	2*

*As a nominee of the Applicant Company

Upon effectiveness of the Scheme and listing of the shares of the Resulting Company, the Board of Directors of the Resulting Company will be reconstituted as required to comply with the requirements of the Listing Agreement in accordance with applicable law.

As discussed in the salient features of the Scheme above, the Scheme provides that all Employees of the Demerged Company shall become the employees of the Resulting Company. Accordingly, the executives of the cement business who have been identified in paragraph 7 of the document referred to in paragraph 22 above and who are engaged by the Applicant Company in its cement business as on the Effective Date will become employees of the Resulting Company.

31. The pre and post restructuring share capital structure of the Applicant Company are as follows:

Amount in Rupees

	Pre Demerger (as on October 31, 2009)	Post Demerger
A. Authorized Share Capital		
9,50,00,000 equity shares of Rs. 10/- each	95,00,00,000	95,00,00,000
1,50,000 (15%) "A" Series Redeemable Cumulative Preference Shares of Rs. 100/- each	1,50,00,000	1,50,00,000
1,00,000 (8.57%) "B" Series Redeemable Cumulative Preference Shares of Rs. 100/- each	1,00,00,000	1,00,00,000
3,00,000 (9.30%) "C" Series Redeemable Cumulative Preference Shares of Rs. 100/- each	3,00,00,000	3,00,00,000
Total	**100,50,00,000**	**100,50,00,000**
B. Issued, Subscribed and paid up Share Capital		
9,16,82,001 equity shares of Rs. 10/- each*	91,68,20,010	91,68,20,010
Total	**91,68,20,010**	**91,68,20,010**
C. Share Capital Suspense		
14,906 equity shares of Rs. 10/- each to be issued as fully paid up, pursuant to acquiring of cement business of Aditya Birla Nuvo Limited under a Scheme of Arrangement without payment being received in cash	1,49,060	1,49,060

* Includes equity shares represented by GDRs

The Applicant Company has outstanding employee stock options under the Stock Option Scheme, the exercise of which may result in an increase in its issued and paid-up share capital.

32. The pre and post restructuring share capital structure of the Resulting Company are as follows:

Amount in Rupees

	Pre Demerger (as on October 31, 2009)	Post Demerger
A. Authorized Share Capital		
20,20,00,000 equity shares of Rs. 5/- each	101,00,00,000	
27,00,00,000 equity shares of Rs. 5/- each		135,00,00,000
Total	**101,00,00,000**	**135,00,00,000**
B. Issued and Subscribed Share Capital		
17,00,00,000 equity shares of Rs. 5/- each	85,00,00,000	
26,16,82,001 equity shares of Rs. 5/- each fully paid-up		130,84,10,005
Total	**85,00,00,000**	**130,84,10,005**
C. Paid up Share Capital		
1,00,000 equity shares of Rs. 5/- each fully paid-up	5,00,000	
16,99,00,000 equity shares face value of Rs. 5/- each Re. 1/- paid-up and called up*	16,99,00,000	
26,16,82,001 equity shares of Rs. 5/- each fully paid-up		130,84,10,005
Total	**17,04,00,000**	**130,84,10,005**

*The Resulting Company and the Applicant Company have confirmed to the NSE that the balance payable on the partly paid shares of the Resulting Company which are held by the Applicant Company will be called and paid up prior to the effectiveness of the Scheme.

Allotment of shares by the Applicant Company out of the Share Capital Suspense may result in a corresponding increase in the issued and paid-up share capital of the Resulting Company. In addition, upon the effectiveness of the Scheme, the Resulting Company shall issue certain employee stock options. The exercise of such employee stock options may also result in an increase in the issued and paid up share capital of the Resulting Company.

33. Corporate members/creditors intending to send their authorised representatives to attend the meeting are requested to lodge a certified true copy of the resolution of the Board of Directors or other governing body of the body corporate not later than 48 (forty eight) hours before commencement of the meeting, authorising such person to attend and vote on its behalf at the meeting.

34. An equity shareholder/creditor entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote instead of him. Such proxy need not be a member /creditor of the Applicant Company. The instrument appointing the proxy should however be deposited at the registered office of the Applicant Company not later than 48 (forty eight) hours prior to the commencement of the meeting.

35. The following documents will be open for inspection by the equity shareholders, secured creditors (including debentureholders) and unsecured creditors of the Applicant Company up to one day prior to the date of the meetings at its registered office between 10:00 a.m. and 12 noon on all working days, except Saturday:

    (i) Papers and proceedings in Company Petition No. 19 of 2009 including certified copy of the Order of the Hon'ble High Court of Madhya Pradesh – Bench Indore in the said Company Petition directing the convening and holding of the meetings of the equity shareholders, secured creditors (including debenture holders) and unsecured creditors of the Applicant Company;

    (ii) Papers and proceedings in, Company Petition No.226 of 2009 and Company Application No. 403 of 2009 filed by the Resulting Company with the Hon'ble High Court of Gujarat including orders passed therein;

    (iii) Scheme of Arrangement;

    (iv) Memorandum and Articles of Association of the Applicant Company and the Resulting Company as amended up to date;

    (v) Annual Report of the Applicant Company for the financial year ended March 31, 2009;

    (vi) Extract of the relevant portions of the Annual Report of the Applicant Company for the last three financial years which pertain to the cement business of the Applicant Company constituting the Demerged Undertaking;

    (vii) Unaudited Statement of Account of the Resulting Company as on October 31, 2009.

    (viii) Unaudited financials of the Applicant Company for the quarter ended September 30, 2009 and the Disclosures in accordance with Clauses 41 and 43 of the Listing Agreement for the quarter ended September 30, 2009 made by the Applicant Company;

(ix) Copies of No Objection letters dated October 29, 2009 and November 3, 2009 from the BSE and the NSE respectively, received by the Applicant Company;

(x) Copy of the Fairness Opinion dated October 3, 2009 issued by DSP Merrill Lynch Limited, Mumbai;

(xi) Copy of the Share Entitlement Report dated October 3, 2009 issued by Ernst & Young Private Limited, Mumbai;

(xii) Balance sheet of the cement business comprising the Demerged Undertaking as of the closing of business on September 30, 2009.

This statement may be treated as the statement under Section 393 and also Section 173 of the Act. A copy of the Scheme and this statement may also be obtained from the registered office of the Applicant Company during ordinary business hours on weekdays.

Smt. Meena Chaphekar
Chairman appointed for the meeting

Dated this 30th day of November, 2009.

Registered Office :
Birlagram,
Nagda, 456331
Madhya Pradesh

Annexure to Para No.22 of the Explanatory Statement

BALANCE SHEET OF DEMERGED UNDERTAKING AS AT 30TH SEPTEMBER, 2009

		Rs. in Crores
SOURCES OF FUNDS		
Shareholders' Funds		
Head Office / Unit Balances	4,088.26	
Reserves and Surplus	27.80	
		4,116.06
Loan Funds		
Secured Loans	1,392.24	
Unsecured Loans	741.17	
		2,133.41
Deferred Tax Liabilities		**715.86**
TOTAL		**6,965.33**
APPLICATION OF FUNDS		
Fixed Assets		
Gross Block	8,341.36	
Less: Depreciation and Amortisation	2,384.72	
Net Block	5,956.64	
Capital Work-in-Progress	717.26	
		6,673.90
Investments		**0.66**
Current Assets, Loans and Advances		
Inventories	795.62	
Sundry Debtors	304.12	
Cash and Bank Balances	118.67	
Loans and Advances	571.87	
	1,790.28	
Less:		
Current Liabilities and Provisions		
Liabilities	1,435.70	
Provisions	63.81	
	1,499.51	
Net Current Assets		**290.77**
TOTAL		**6,965.33**

Contingent Liabilities not provided for:	331.10

SCHEME OF ARRANGEMENT

UNDER SECTIONS 391 TO 394 OF THE COMPANIES ACT, 1956

BETWEEN

Grasim Industries Limited ... Demerged Company

AND

Samruddhi Cement Limited ... Resulting Company

AND

their respective shareholders and creditors

PART I - GENERAL

A. Grasim Industries Limited is a public limited company incorporated under the Act (as hereinafter defined), having its registered office at Birlagram, Nagda – 456 331, Madhya Pradesh (the "**Demerged Company**"). The Demerged Company is primarily engaged in the business of:

   (i) manufacture and sale of viscose staple fibre, chemicals and textiles; and

   (ii) manufacture and sale of cement, ready mix concrete, white cement and other cement related products (collectively, the "**Cement Business**").

   The equity shares of the Demerged Company are listed on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited (the "**Stock Exchanges**").

B. Samruddhi Cement Limited is a public limited company incorporated under the Act, having its registered office at Birladham, Kharach, Kosamba – 394 120, Gujarat (the "**Resulting Company**"). The Resulting Company has the main object to carry on the business of manufacture and sale of cement and cement related products. The equity shares of the Resulting Company are not listed on any stock exchange.

   The Resulting Company is a wholly owned subsidiary of the Demerged Company.

C. In order to concentrate its growth efforts in a focused manner and enable direct shareholder participation in the cement business, the Demerged Company has determined to create a focused entity engaged in the cement business, and accordingly proposes that the Demerged Undertaking (as defined hereinafter) be transferred to and vested in the Resulting Company by way of a Demerger (as hereinafter defined) undertaken through this Scheme (as hereinafter defined) under the provisions of Sections 391-394 and other relevant provisions of the Act, in such a manner that the Demerged Company's parentage and control continues, while creating a platform for future growth of the cement business.

D. Accordingly, this Scheme provides for the transfer by way of a Demerger of the Demerged Undertaking of the Demerged Company to the Resulting Company, and the consequent issue of equity shares by the Resulting Company to the shareholders of the Demerged Company pursuant to Sections 391 to 394 and other relevant provisions of the Act, and various other matters consequential to or otherwise integrally connected with the above in the manner provided for in the Scheme.

E. The Scheme is divided into the following parts:

   (a) **Part I,** which deals with the introduction and definitions;

   (b) **Part II,** which deals with the Demerger; and

   (c) **Part III,** which deals with the general terms and conditions.

F. The Demerger under this Scheme will be effected under the provisions of Sections 391 to 394 and other relevant provisions of the Act. The Demerger of the Demerged Undertaking from the Demerged Company to the Resulting Company shall comply with the provisions of Section 2(19AA) of the Income Tax Act, 1961, such that:

   (a) all the properties of the Demerged Undertaking, being transferred by the Demerged Company, immediately before the Demerger shall become the properties of the Resulting Company by virtue of such Demerger;

   (b) all the liabilities relatable to the Demerged Undertaking, being transferred by the Demerged Company, immediately before the Demerger shall become the liabilities of the Resulting Company by virtue of such Demerger;

(c) the properties and the liabilities relatable to the Demerged Undertaking being transferred by the Demerged Company shall be transferred to the Resulting Company at the values appearing in the books of account of the Demerged Company immediately before the Demerger;

(d) the Resulting Company shall issue, in consideration of the Demerger, shares to the shareholders of the Demerged Company on a proportionate basis;

(e) all shareholders of the Demerged Company shall become the shareholders of the Resulting Company by virtue of the Demerger; and

(f) the transfer of the Demerged Undertaking shall be on a *going concern* basis.

1. **DEFINITIONS AND INTERPRETATION**

1.1 In this Scheme, unless repugnant to the meaning or context thereof, the following expressions shall have the following meaning:

"Act" means the Companies Act, 1956 or any statutory modification or re-enactment thereof for the time being in force;

"Appointed Date" means the opening of business on October 1, 2009 or such other date as may be determined by the Board of Directors of the Demerged Company;

"Board of Directors" or **"Board"** in relation to each of the Demerged Company and the Resulting Company, as the case may be, means the board of directors of such company, and shall include a committee duly constituted and authorised for the purposes of matters pertaining to the Demerger, the Scheme and/or any other matter relating thereto;

"Cement Business" shall have the meaning ascribed to it in paragraph A of **Part I** hereof;

"Compensatory Stock Option Scheme" shall have the meaning ascribed to it in Clause 6 (f) (i) (a) hereof;

"Debt Securities" shall have the meaning ascribed to it in Clause 5 (d) hereof;

"Demerged Company" shall have the meaning ascribed to it in paragraph A of **Part I** hereof;

"Demerged Undertaking" means the Demerged Company's undertakings, business, activities and operations pertaining to the Cement Business of the Demerged Company, on a going concern basis, and shall mean and include, without limitation:

(a) all assets and property of the Cement Business whether situated in India or abroad, whether movable or immovable, tangible or intangible, real or personal, in possession or reversion, corporeal or incorporeal, present, future or contingent of whatsoever nature, including all the integrated cement manufacturing units of the Demerged Company, the cement grinding units, the white cement units, the ready-mix concrete units, other cement and cement related product manufacturing units including paver block manufacturing, bricks and autoclave brick manufacturing and glass reinforced concrete manufacturing units, cement terminals, including plants, terminals and units set out in **Schedule I** hereto, all lands (whether leasehold or freehold including those set out in **Schedule II** hereof), buildings, plant and machinery, offices, capital work-in-progress, rolling stock, current assets (including inventories, sundry debtors, bills of exchange, loans and advances), cash and bank accounts (including bank balances), benefit of any deposits, financial assets, investments, benefit of any bank guarantees, performance guarantees and letters of credit in relation to the Demerged Undertaking, vehicles, D.G. sets, godowns, cement dumps, cement stocks and stores, warehouses, furniture, fixtures, office equipment, computers, appliances, accessories, power lines, railway lines and sidings, water pipelines, depots, the power generation undertakings including power plants, fly ash handling systems, share of any joint assets, and other facilities;

(b) all permits, quotas, rights, entitlements, industrial and other licences, bids, tenders, letters of intent, expressions of interest, development rights (whether vested or potential and whether under agreements or otherwise), patents, copyrights, records, designs, and all other intellectual property rights in the aforesaid (which for the avoidance of doubt shall not include any Trademarks, as defined hereinafter), municipal permissions, approvals, consents, subsidies, tenancies in relation to the offices, and/or residential properties for the employees, privileges, income tax benefits and exemptions including the right to deduction under Section 80IA of the Income Tax Act, 1961 (or any statutory modification or re-enactment thereof for the time being in force) in respect of the profits of the undertakings for the residual period, i.e., for the period remaining as on the Appointed Date out of the

total period for which the deduction is available in law if the Demerger had not taken place, all other rights including sales tax deferrals and exemptions and other benefits, lease rights, prospecting licenses and mining leases, including the mining leases set out in **Schedule III** hereof (in each case including the benefit of any applications made therefor), and the surface rights in relation thereto, receivables, and liabilities related thereto, licences, powers and facilities of every kind, nature and description whatsoever, rights to use and avail of telephones, telexes, facsimile connections and installations, utilities, electricity and other services, provisions and benefits of all agreements, contracts and arrangements and all other interests in connection with or relating to the Cement Business;

(c) all earnest moneys and/or security deposits paid by the Demerged Company in connection with or relating to the Cement Business;

(d) all books, records, files, papers, engineering and process information, computer programmes, software licenses (whether proprietary or otherwise), drawings, manuals, data, catalogues, quotations, sales and advertising materials, lists of present and former customers and suppliers, customer credit information, customer pricing information, and other records whether in physical or electronic form in connection with or relating to the Cement Business;

(e) all investments made in and loans and advances given to Harish Cement Limited (a wholly owned subsidiary of the Demerged Company with registered office situated in the State of Himachal Pradesh) and Bhaskarpara Coal Company Limited (a joint venture of the Demerged Company with registered office situated in the State of Chhattisgarh); and

(f) all debts, borrowings, obligations and liabilities, both present and future, (including deferred tax liabilities, contingent liabilities and the Transferred Liabilities, as hereinafter defined, and obligations under any licenses or permits or schemes), whether secured or unsecured, whether provided for or not in the books of account or disclosed in the balance sheet of the Demerged Company, appertaining or relating to the Cement Business.

For the avoidance of doubt, it is clarified that the investment held by the Demerged Company in UltraTech Cement Limited does not form part of the Demerged Undertaking.

"**Demerger**" means the transfer by way of demerger of the Demerged Undertaking to the Resulting Company, and the consequent issue of equity shares by the Resulting Company to the shareholders of the Demerged Company as set out in this Scheme;

"**Deposit Agreement**" shall have the meaning ascribed to it in Clause 15 (a) hereof;

"**Depositary**" means Citibank, N.A., being the depositary for the Grasim GDRs;

"**Effective Date**" means the last of the dates on which all the conditions and matters referred to in Clause 27.1 of this Scheme occur or have been fulfilled or waived in accordance with this Scheme. References in this Scheme to date of 'coming into effect of the Scheme' or 'effectiveness of the Scheme' shall mean the Effective Date;

"**Eligible Employees**" shall have the meaning ascribed to it in Clause 6 (f) (i) hereof;

"**Employees**" means all the permanent employees of the Demerged Company employed/engaged in the Demerged Undertaking as on the Effective Date;

"**Encumbrance**" means any options, pledge, mortgage, lien, security, interest, claim, charge, pre-emptive right, easement, limitation, attachment, restraint or any other encumbrance of any kind or nature whatsoever; and the term "**Encumbered**" shall be construed accordingly;

"**Funds**" shall have the meaning ascribed to it in Clause 6 (b) hereof;

"**GDRs**" means the outstanding Global Depositary Receipts issued pursuant to the "Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993" and other applicable law, and where relevant shall include the underlying equity shares relating thereto;

"**Governmental Authority**" means any applicable central, state or local government, legislative body, regulatory or administrative authority, agency or commission or any court, tribunal, board, bureau, instrumentality, judicial or arbitral body having jurisdiction over the territory of India;

"**Grasim GDRs**" shall mean the GDRs issued by the Demerged Company pursuant to the deposit agreements executed by it with Depositary (as amended from time to time) and as are outstanding as of the Record Date;

"**High Courts**" shall mean the High Court of Judicature at Indore, Madhya Pradesh having jurisdiction in relation to the Demerged Company and the High Court of Gujarat having jurisdiction in relation to the Resulting Company and shall include the National Company Law Tribunal, as applicable or such other forum or authority as may be vested with any of the powers of a High Court under the Act;

"**NCDs**" means the 10.48% - XXXVII Series secured redeemable non-convertible debentures aggregating Rs.200 Crores; 8.80% - XXXVIII Series secured redeemable non-convertible debentures aggregating Rs.100 Crores; and 8.01% - XXXIX Series secured redeemable non-convertible debentures aggregating Rs.200 Crores, of the Demerged Company, each of which are listed on the Wholesale Debt Market segment of National Stock Exchange of India Limited;

"**Record Date**" means the date to be fixed by the Board of Directors of the Demerged Company for the purpose of determining the equity shareholders of the Demerged Company to whom shares of the Resulting Company will be allotted pursuant to this Scheme;

"**Registrar of Companies**" means the Registrar of Companies, Madhya Pradesh and/or the Registrar of Companies, Gujarat, as applicable;

"**Remaining Business**" means all the undertakings, businesses, activities and operations (including all investments) of the Demerged Company other than those comprised in the Demerged Undertaking. For the avoidance of doubt it is clarified that the investment held by the Demerged Company in UltraTech Cement Limited shall form part of the Remaining Business;

"**Resulting Company**" shall have the meaning ascribed to it in paragraph B of **Part I** of this Scheme and shall include its successors;

"**Resulting Company Deposit Agreement**" shall have the meaning ascribed to it in Clause 15 (a) hereof;

"**Resulting Company Depositary**" shall have the meaning ascribed to it in Clause 15 (a) hereof;

"**Resulting Company GDRs**" shall have the meaning ascribed to it in Clause 15 (a) hereof;

"**Scheme**" means this scheme of arrangement, including the schedules, as amended or modified in accordance with the provisions hereof;

"**Securities Act**" shall have the meaning ascribed to it in Clause 17 hereof;

"**Share Entitlement Ratio**" shall have the meaning ascribed to it in Clause 14 (a);

"**Stock Exchanges**" shall have the meaning ascribed to it in paragraph A of **Part I** hereof;

"**Stock Option Scheme**" shall have the meaning ascribed to it in Clause 6 (f)(i) hereof;

"**Trademarks**" shall have the meaning ascribed to it in Clause 3 (d) hereof; and

"**Transferred Liabilities**" shall have the meaning ascribed to it in Clause 5 (f) hereof.

1.2 All terms and words used but not defined in this Scheme shall, unless repugnant or contrary to the context or meaning thereof, have the same meaning ascribed to them under the Act, the Securities Contracts (Regulation) Act, 1956, the Depositories Act, 1996 and other applicable laws, rules, regulations, bye-laws, as the case may be or any statutory modification or re-enactment thereof for the time being in force.

1.3 References to clauses, recitals and schedules, unless otherwise provided, are to clauses, recitals and schedules of and to this Scheme.

1.4 The headings herein shall not affect the construction of this Scheme.

1.5 The singular shall include the plural and vice versa; and references to one gender include all genders.

1.6 Any phrase introduced by the terms "including", "include", "in particular" or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.

1.7 References to person include any individual, firm, body corporate (whether incorporated), government, state or agency of a state or any joint venture, association, partnership, works council or employee representatives body (whether or not having separate legal personality).

1.8 The Schedules to this Scheme form an integral and inseparable part of this Scheme.

2. **SHARE CAPITAL**

2.1 Demerged Company:

The share capital structure of the Demerged Company as on 3rd October, 2009 is as under:

A. Authorized Share Capital	**Amount in Rs.**
9,50,00,000 equity shares of Rs. 10/- each	95,00,00,000
1,50,000 (15%) "A" Series Redeemable Cumulative Preference Shares of Rs. 100/- each	1,50,00,000
1,00,000 (8.57%) "B" Series Redeemable Cumulative Preference Shares of Rs. 100/- each	1,00,00,000
3,00,000 (9.30%) "C" Series Redeemable Cumulative Preference Shares of Rs. 100/- each	3,00,00,000
Total	**100,50,00,000**
B. Issued, Subscribed and Paid up Share Capital	**Amount in Rs.**
9,16,76,645 equity shares of Rs. 10/- each *	91,67,66,450
Total	**91,67,66,450**
C. Share Capital Suspense 14,906 Equity Shares of Rs. 10 each to be issued as fully paid up pursuant to acquiring of cement business of Aditya Birla Nuvo Limited under a Scheme of Arrangement without payment being received in cash.	**1,49,060**

*Includes equity shares represented by GDRs

The Demerged Company has outstanding employee stock options under the Stock Option Scheme, the exercise of which may result in an increase in the issued and paid-up share capital of the Demerged Company.

The equity shares of the Demerged Company are listed on the Stock Exchanges. The Grasim GDRs representing the underlying equity shares of the Demerged Company are listed on the Luxembourg Stock Exchange.

2.2 Resulting Company:

The share capital structure of the Resulting Company as on 3rd October, 2009 is as under:

A. Authorised Share Capital	**Amount in Rs.**
20,20,00,000 equity shares of Rs. 5/- each	101,00,00,000
Total	**101,00,00,000**
B. Issued and Subscribed Share Capital	**Amount in Rs.**
17,00,00,000 equity shares of Rs. 5/- each	85,00,00,000
Total	**85,00,00,000**
C. Paid-up Share Capital	**Amount in Rs.**
1,00,000 equity shares of Rs. 5/- each fully paid up	5,00,000
16,99,00,000 equity shares of Rs. 5/- each partly paid up (called & paid up of Re.1 each)	16,99,00,000
Total	**17,04,00,000**

The equity shares of the Resulting Company are, at present, not listed on any stock exchange.

PART II – DEMERGER

Section 1- Transfer and Vesting of the Demerged Undertaking

3. *Transfer of Assets*

(a) Upon the coming into effect of the Scheme and with effect from the Appointed Date, the Demerged Undertaking (including all the estate, assets, rights, claims, title, interest and authorities including accretions and appurtenances of the Demerged Undertaking) shall, subject to the provisions of this Clause in relation to the mode of transfer and vesting and pursuant to the provisions of Section 394(2) of the Act, without any further act or deed, be demerged from the Demerged Company and be transferred to and vested in and shall be deemed to be demerged from the Demerged Company and transferred to and vested in the Resulting Company as a going concern so as to become as and from the Appointed Date, the estate, assets, rights, claims, title, interest and authorities of the Resulting Company, subject to the provisions of this Scheme in relation to Encumbrances in favour of banks and/or financial institutions.

(b) In respect of such of the assets of the Demerged Undertaking as are movable in nature or are otherwise capable of transfer by delivery or possession or by endorsement and delivery, the same shall stand so transferred by the Demerged Company upon the coming into effect of the Scheme, and shall become the property of the Resulting Company as an integral part of the Demerged Undertaking with effect from the Appointed Date pursuant to the provisions of Section 394 of the Act without requiring any deed or instrument of conveyance for transfer of the same, subject to the provisions of this Scheme in relation to Encumbrances in favour of banks and/or financial institutions.

(c) In respect of such of the assets belonging to the Demerged Undertaking other than those referred to in sub-Clause (b) above, the same shall, as more particularly provided in sub-Clause (a) above, without any further act, instrument or deed, be demerged from the Demerged Company and transferred to and vested in and/or be deemed to be demerged from the Demerged Company and transferred to and vested in the Resulting Company upon the coming into effect of the Scheme and with effect from the Appointed Date pursuant to the provisions of Sections 391 to 394 of the Act.

(d) All assets, rights, title, interest and investments of the Demerged Company in relation to the Demerged Undertaking shall also, without any further act, instrument or deed, be and stand transferred to and vested in and be deemed to have been transferred to and vested in the Resulting Company upon the coming into effect of the Scheme and with effect from the Appointed Date pursuant to the provisions of Sections 391 to 394 of the Act. It is hereby clarified that, notwithstanding anything contained in this Scheme, all trademarks, domain names, logos, tradenames, brands, by whatever name called and whether or not registered ("**Trademarks**"), owned and/or used by the Demerged Company, whether or not pertaining to the Demerged Undertaking, shall continue to remain the property, rights and assets of the Demerged Company, and title to the same shall not be transferred to or be deemed to be transferred to or vested in the Resulting Company pursuant to this Scheme. Upon the effectiveness of the Scheme, the Demerged Company and the Resulting Company shall enter into appropriate arrangements for licensing of the Trademarks which are required for use by the Resulting Company in relation to the Demerged Undertaking on such terms as may be mutually agreed to between the Demerged Company and the Resulting Company under appropriate contractual arrangements in this regard.

(e) Without prejudice to the generality of the foregoing, upon the coming into effect of the Scheme, all the rights, title, interest and claims of the Demerged Company in any leasehold properties, including the mining leases (including those set out in **Schedule III** hereof) and the prospecting licenses (including in each case, any applications made therefor) of the Demerged Company in relation to the Demerged Undertaking, shall, pursuant to Section 394 (2) of the Act, without any further act or deed, be transferred to and vested in or be deemed to have been transferred to and vested in the Resulting Company with effect from the Appointed Date.

4. *Contracts, Deeds etc.*

(a) Upon the coming into effect of the Scheme, and subject to the provisions of this Scheme, all contracts, deeds, bonds, agreements, schemes, arrangements and other instruments of whatsoever nature in relation to the Demerged Undertaking, to which the Demerged Company is a party or to the benefit of which the Demerged Company may be eligible, and which are subsisting or have effect immediately before the Effective Date, shall continue in full force and effect on or against or in favour, as the case may be, of the Resulting Company and may be enforced as fully and effectually as if, instead of the Demerged Company, the Resulting Company had been a party or beneficiary or obligee thereto or thereunder.

(b) Without prejudice to the other provisions of this Scheme and notwithstanding the fact that vesting of the Demerged Undertaking occurs by virtue of this Scheme itself, the Resulting Company may, at any time after the coming into effect of the Scheme, in accordance with the provisions hereof, if so required under any law or otherwise, take such actions and execute such deeds (including deeds of adherence), confirmations or other writings or tripartite arrangements with any party to any contract or arrangement to which the Demerged Company is a party or any writings as may be necessary in order to give formal effect to the provisions of this Scheme. The Demerged Company will, if necessary, also be a party to the above. The Resulting Company shall, under the provisions of this Scheme, be deemed to be authorised to execute any such writings on behalf of the Demerged Company and to carry out or perform all such formalities or compliances referred to above on the part of the Demerged Company to be carried out or performed.

(c) Without prejudice to the generality of the foregoing, it is clarified that upon the coming into effect of the Scheme, all consents, permissions, licences, certificates, insurance covers, clearances, authorities, powers of attorney given by, issued to or executed in favour of the Demerged Company in relation to the Demerged Undertaking shall stand transferred to the Resulting Company as if the same were originally given by, issued to or executed in favour of the Resulting Company, and the Resulting Company shall be bound by the terms thereof, the obligations and duties thereunder, and the rights and benefits under the same shall be available to the Resulting Company.

(d) Without prejudice to the aforesaid, it is clarified that if any assets (estate, claims, rights, title, interest in or authorities relating to such assets) or any contracts, deeds, bonds, agreements, schemes, arrangements or other instruments of whatsoever nature in relation to the Demerged Undertaking which the Demerged Company owns or to which the Demerged Company is a party to, cannot be transferred to the Resulting Company for any reason whatsoever, the Demerged Company shall hold such assets, contracts, deeds, bonds, agreements, schemes, arrangements or other instruments of whatsoever nature in trust for the benefit of the Resulting Company, insofar as it is permissible so to do, till such time as the transfer is effected.

5. *Transfer of Liabilities*

(a) Upon the coming into effect of the Scheme, all loans raised and used, debts, liabilities, duties and obligations (including the liabilities which arise out of the activities or operations of the Demerged Undertaking) of the Demerged Company as on the Appointed Date and relatable to the Demerged Undertaking shall, without any further act or deed, be and stand transferred to and be deemed to be transferred to the Resulting Company to the extent that they are outstanding as on the Effective Date and shall become the loans, debts, liabilities, duties and obligations of the Resulting Company. Debentures and loans relatable to the Demerged Undertaking as of September 30, 2009 have been set out in **Schedule IV** hereof.

(b) Where any of the loans raised and used, debts, liabilities, duties and obligations of the Demerged Company as on the Appointed Date deemed to be transferred to the Resulting Company have been discharged by the Demerged Company on or after the Appointed Date and prior to the Effective Date, such discharge shall be deemed to have been for and on account of the Resulting Company.

(c) Upon the coming into effect of the Scheme, all loans raised and used and all debts, liabilities, duties and obligations incurred by the Demerged Company for the operations of the Demerged Undertaking with effect from the Appointed Date and prior to the Effective Date, subject to the terms of this Scheme, shall be deemed to have been raised, used or incurred for and on behalf of the Resulting Company and to the extent they are outstanding on the Effective Date, shall also without any further act or deed be and stand transferred to and be deemed to be transferred to the Resulting Company and shall become the loans, debts, liabilities, duties and obligations of the Resulting Company.

(d) Upon the coming into effect of the Scheme and without prejudice to the aforesaid, all debt securities, bonds, debentures (including the NCDs), notes and other instruments of like nature (whether convertible into equity shares or not) issued by the Demerged Company in relation to the Demerged Undertaking ("**Debt Securities**") shall, pursuant to the provisions of Sections 391 to 394 and other relevant provisions of the Act, without any further act, instrument or deed, become the debt securities of the Resulting Company on the same terms and conditions except to the extent modified under the provisions of this Scheme and all rights, powers, duties and obligations in relation thereto shall be and stand transferred to and vested in or be deemed to have been transferred to and vested in and shall be exercised by or against the Resulting Company as if it was the issuer of the Debt Securities so transferred.

(e) Subject to the requirements, if any, imposed or concessions, if any, by the Stock Exchanges, and other terms and conditions agreed with the Stock Exchanges, the non convertible debentures which stand transferred to the Resulting Company pursuant to transfer of the NCDs under (d) above, shall be listed and/or admitted to trading on

the Wholesale Debt Market segment of National Stock Exchange of India Limited, where the NCDs are currently listed and/or admitted to trading.

(f) In so far as the existing Encumbrance in respect of the loans, borrowings, debts, liabilities, including the Debt Securities ("**Transferred Liabilities**") is concerned, such Encumbrance shall, without any further act, instrument or deed be modified and shall be extended to and shall operate only over the assets comprised in the Demerged Undertaking which have been Encumbered in respect of the Transferred Liabilities as transferred to the Resulting Company pursuant to this Scheme. Provided that if any of the assets comprised in the Demerged Undertaking which are being transferred to the Resulting Company pursuant to this Scheme have not been Encumbered in respect of the Transferred Liabilities, such assets shall remain unencumbered and the existing Encumbrance referred to above shall not be extended to and shall not operate over such assets. The absence of any formal amendment which may be required by a lender or trustee or third party shall not affect the operation of the above.

(g) For the avoidance of doubt, it is hereby clarified that in so far as the assets comprising the Remaining Business are concerned, the Encumbrance over such assets relating to the Transferred Liabilities shall, as and from the Effective Date without any further act, instrument or deed be released and discharged from the obligations and Encumbrance relating to the same. The absence of any formal amendment which may be required by a lender or trustee or third party shall not affect the operation of the above. Further, in so far as the assets comprised in the Demerged Undertaking are concerned, the Encumbrance over such assets relating to any loans, borrowings or debentures or other debts or debt securities which are not transferred pursuant to this Scheme (and which shall continue with the Demerged Company), shall without any further act or deed be released from such Encumbrance and shall no longer be available as security in relation to such liabilities.

(h) Without prejudice to the provisions of the foregoing Clauses and upon the effectiveness of the Scheme, the Demerged Company and the Resulting Company shall execute any instrument/s and/or document/s and/or do all the acts and deeds as may be required, including the filing of necessary particulars and/or modification(s) of charge, with the respective Registrar of Companies to give formal effect to the above provisions, if required.

(i) Upon the coming into effect of this Scheme, the Resulting Company alone shall be liable to perform all obligations in respect of the Transferred Liabilities, which have been transferred to it in terms of this Scheme, and the Demerged Company shall not have any obligations in respect of such Transferred Liabilities.

(j) It is expressly provided that, save as mentioned in this Clause, no other term or condition of the liabilities transferred to the Resulting Company as part of the Scheme is modified by virtue of this Scheme except to the extent that such amendment is required by necessary implication.

(k) Subject to the necessary consents being obtained, if required, in accordance with the terms of this Scheme, the provisions of this Clause shall operate, notwithstanding anything to the contrary contained in any instrument, deed or writing or the terms of sanction or issue or any security document, all of which instruments, deeds or writings shall stand modified and/or superseded by the foregoing provisions.

6. *Employees*

(a) Upon the coming into effect of this Scheme, all Employees shall become the employees of the Resulting Company with effect from the Appointed Date, and, subject to the provisions hereof, on terms and conditions not less favourable than those on which they are engaged by the Demerged Company in relation to the Demerged Undertaking and without any interruption of or break in service as a result of the transfer of the Demerged Undertaking. For the purpose of payment of any compensation, gratuity and other terminal benefits, the immediate past services of such Employees with the Demerged Company shall also be taken into account, and paid (as and when payable by the Resulting Company).

(b) Insofar as the existing provident fund, gratuity fund and superannuation fund, trusts, retirement fund or benefits and any other funds or benefits created by the Demerged Company *inter alia* for the Employees are concerned (collectively referred to as the "**Funds**"), the funds and such investments made by the Funds which are referable to the Employees in terms of sub-Clause (a) above shall be transferred to the Resulting Company and shall be held for their benefit pursuant to this Scheme in the manner provided hereinafter. In the event that the Resulting Company does not have its own Funds in respect of any of the above, the Resulting Company may, subject to necessary approvals and permissions, continue to contribute to the relevant Funds of the Demerged Company, until such time that the Resulting Company creates its own Funds, at which time the funds and the investments and contributions pertaining to the Employees shall be transferred to the Funds created by the Resulting Company.

(c) In relation to those Employees who are not covered under the provident fund trust of the Demerged Company, and for whom the Demerged Company is making contributions to the government provident fund, the Resulting

Company shall stand substituted for the Demerged Company, for all purposes whatsoever, including relating to the obligation to make contributions to the said fund in accordance with the provisions of such fund, bye laws, etc. in respect of such Employees.

(d) In relation to any other fund created or existing for the benefit of the Employees being transferred to the Resulting Company, the Resulting Company shall stand substituted for the Demerged Company, for all purposes whatsoever, including relating to the obligation to make contributions to the said funds in accordance with the provisions of such scheme, funds, bye laws, etc. in respect of such Employees.

(e) In so far as the existing benefits or funds created by the Demerged Company for the employees of the Remaining Business are concerned, the same shall continue and the Demerged Company shall continue to contribute to such funds and trusts in accordance with the provisions thereof, and such funds and trusts, if any, shall be held *inter alia* for the benefit of the employees of the Remaining Business.

(f) (i) In respect of the stock options granted on August 23, 2007 and on January 25, 2008 by the Demerged Company under the Employees' Stock Option Scheme, 2006 (ESOS-2006) of the Demerged Company (the "**Stock Option Scheme**"), as the case may be, to all the employees of the Demerged Company (including the Employees), to whom, as on the Record Date, options have been granted (whether the same are vested or not) ("**Eligible Employees**") , upon the effectiveness of the Scheme:

(a) the Resulting Company shall, for the exercise price mentioned in sub-Clause (c) below, offer one (1) employee stock option for every employee stock option held by each Eligible Employee in the Demerged Company under a stock option scheme to be created by the Resulting Company ("**Compensatory Stock Option Scheme**"). It is hereby clarified that each stock option under the Compensatory Stock Option Scheme, when exercised, shall entitle the Eligible Employees holding such stock option granted under the Compensatory Stock Option Scheme to one(1) equity share of Rs. 5/- each of the Resulting Company;

(b) the options granted under the Stock Option Scheme would continue in the hands of the Eligible Employees, and the Stock Option Scheme shall, pursuant to this Scheme, be modified by the Demerged Company as considered appropriate by its ESOS Compensation Committee, to enable the continuance of the same in the hands of all the Eligible Employees;

(c) the existing exercise price of the stock options under the Stock Option Scheme shall be divided between the stock options under the Stock Option Scheme and the stock options issued under the Compensatory Stock Option Scheme in an appropriate manner as determined by the ESOS Compensation Committee of the Demerged Company in consultation with the Board of Directors of the Resulting Company, and consequently, the exercise price of the stock options under the Stock Option Scheme shall stand adjusted as above, and the balance of the exercise price shall become the exercise price of the stock options issued under the Compensatory Stock Option Scheme;

(d) in relation to the vesting period of the stock options granted under the Compensatory Stock Option Scheme, the period during which the Eligible Employees held stock options granted by the Demerged Company under the Stock Option Scheme prior to issuance of stock options under the Compensatory Stock Option Scheme, shall be taken into account for determining the minimum vesting period required for stock options granted under the Compensatory Stock Option Scheme under applicable law;

(e) the consent of the shareholders of the Demerged Company to this Scheme shall be deemed to be their consent in relation to all matters pertaining to the Stock Option Scheme as described in this Scheme, including without limitation, for the purposes of effecting necessary modifications to the Stock Option Scheme, the division of the exercise price of the stock options under the Stock Option Scheme, and all related matters. No further approval of the shareholders of the Demerged Company would be required in this connection;

(f) the consent of the shareholders of the Resulting Company to this Scheme shall be deemed to be their consent in relation to all matters pertaining to the Compensatory Stock Option Scheme as described in this Scheme, including without limitation, for the purposes of creating and/or modifying the Compensatory Stock Option Scheme, the exercise price of the stock options under the Compensatory Stock Option Scheme, and all related matters. No further approval of the shareholders of the Resulting Company would be required in this connection.

(ii) The Boards of Directors of the Demerged Company and the Resulting Company shall take such actions and execute such further documents as may be necessary or desirable for the purpose of giving effect to the provisions of this Clause.

7. _Legal, Taxation and other Proceedings_

(a) Upon the coming into effect of this Scheme, all legal, taxation or other proceedings, (including before any statutory or quasi-judicial authority or tribunal) by or against the Demerged Company under any statute, whether pending on the Appointed Date or which may be instituted any time thereafter and in each case relating to the Demerged Undertaking (other than corporate level direct taxation proceedings which shall continue with the Demerged Company) shall be continued and enforced by or against the Resulting Company with effect from the Effective Date. Except as otherwise provided herein, the Demerged Company shall in no event be responsible or liable in relation to any such legal, taxation or other proceedings against the Resulting Company. The Resulting Company shall be replaced/ added as party to such proceedings and shall prosecute or defend such proceedings at its own cost, in co-operation with the Demerged Company.

(b) If any proceedings are taken against the Demerged Company in respect of the matters referred to in sub-Clause (a) above, it shall defend the same in accordance with the advice of the Resulting Company and at the cost of the Resulting Company, and the latter shall reimburse and indemnify the Demerged Company against all liabilities and obligations incurred by the Demerged Company in respect thereof.

(c) The Resulting Company undertakes to have all legal, taxation or other proceedings initiated by or against the Demerged Company referred to in sub-Clause (a) above transferred to its name as soon as is reasonably possible after the Effective Date and to have the same continued, prosecuted and enforced by or against the Resulting Company to the exclusion of the Demerged Company. Both companies shall make relevant applications in that behalf.

Section 2 - Conduct of Business

8. With effect from the Appointed Date and up to and including the Effective Date:

(a) the Demerged Company shall be carrying on and be deemed to have been carrying on all business and activities relating to the Demerged Undertaking and shall hold and stand possessed of and shall be deemed to hold and stand possessed of all the estates, assets, rights, title, interest, authorities, contracts, investments and strategic decisions of the Demerged Undertaking for and on account of, and in trust for, the Resulting Company;

(b) all profits and income accruing or arising to the Demerged Company from the Demerged Undertaking, and losses and expenditure arising or incurred by it (including taxes, if any, accruing or paid in relation to any profits or income) relating to the Demerged Undertaking for the period commencing from the Appointed Date shall, for all purposes, be treated as and be deemed to be the profits, income, losses or expenditure, as the case may be, of the Resulting Company; and

(c) any of the rights, powers, authorities, privileges, attached, related or pertaining to the Demerged Undertaking exercised by the Demerged Company shall be deemed to have been exercised by the Demerged Company for and on behalf of, and in trust for and as an agent of the Resulting Company. Similarly, any of the obligations, duties and commitments attached, related or pertaining to the Demerged Undertaking that have been undertaken or discharged by the Demerged Company shall be deemed to have been undertaken for and on behalf of and as an agent for the Resulting Company.

Section 3 - Remaining Business

9. The Remaining Business and all the assets, liabilities and obligations pertaining thereto shall continue to belong to and be vested in and be managed by the Demerged Company, subject only to provisions of this Scheme in relation to Encumbrances in favour of banks, financial institutions and trustees for the debenture-holders and lenders.

10. (a) All legal, taxation or other proceedings (including before any statutory or quasi-judicial authority or tribunal) by or against the Demerged Company under any statute, whether pending on the Appointed Date or which may be instituted at any time thereafter, and in each case relating to the Remaining Business (including those relating to any property, right, power, liability, obligation or duties of the Demerged Company in respect of the Remaining Business) shall be continued and enforced by or against the Demerged Company after the Effective Date. The Resulting Company shall in no event be responsible or liable in relation to any such legal, taxation or other proceedings against the Demerged Company, which relates to the Remaining Business.

(b) If proceedings are taken against the Resulting Company in respect of the matters referred to in sub-Clause (a) above, it shall defend the same in accordance with the advice of the Demerged Company and at the cost of the Demerged Company, and the latter shall reimburse and indemnify the Resulting Company against all liabilities and obligations incurred by the Resulting Company in respect thereof.

11. With effect from the Appointed Date and up to and including the Effective Date:

(a) the Demerged Company shall carry on and be deemed to have been carrying on all business and activities relating to the Remaining Business for and on its own behalf;

(b) all profits accruing to the Demerged Company thereon or losses arising or incurred by it (including the effect of taxes, if any, thereon) relating to the Remaining Business shall, for all purposes, be treated as the profits or losses, as the case may be, of the Demerged Company;

(c) all assets and properties acquired by the Demerged Company in relation to the Remaining Business on and after the Appointed Date shall belong to and continue to remain vested in the Demerged Company; and

(d) all assets acquired and all liabilities incurred by the Demerged Company after the Appointed Date but prior to the Effective Date for operation of and in relation to the Demerged Undertaking shall also without any further act, instrument or deed stand transferred to and vested in or to be deemed to have been transferred to or vested in the Resulting Company upon the coming into effect of the Scheme, subject to the provisions of this Scheme in relation to Encumbrances in favour of lenders, banks and/or financial institutions and trustees for the debenture-holders.

Section 4: Reorganisation of Capital

12. The provisions of this Section 4 of this Scheme shall operate notwithstanding anything to the contrary in this Scheme or in any other instrument, deed or writing.

13. In consideration of the transfer and vesting of the Demerged Undertaking in the Resulting Company in accordance with the provisions of this Scheme and as an integral part of this Scheme, the share capital of the Resulting Company shall be restructured and reorganised in the manner set out in Clauses 14 to 23 below.

14. (a) Upon the effectiveness of the Scheme, in consideration of the Demerger, including the transfer and vesting of the Demerged Undertaking in the Resulting Company pursuant to this Scheme, the Resulting Company shall, without any further act or deed, issue and allot to each member of the Demerged Company whose name is recorded in the register of members and records of the depositary as members of the Demerged Company on the Record Date, equity shares in the Resulting Company in the ratio of one (1) equity share in the Resulting Company of the face value of Rs. 5 (Rupees Five) each credited as fully paid-up for every one (1) equity share of Rs. 10 (Rupees Ten) each fully paid-up held by such member in the Demerged Company (the "**Share Entitlement Ratio**").

(b) The shares issued to the members of the Demerged Company by the Resulting Company pursuant to sub-Clause (a) above shall be issued in dematerialized form by the Resulting Company, unless otherwise notified in writing by the shareholders of the Demerged Company to the Resulting Company on or before such date as may be determined by the Board of Directors of the Demerged Company or a committee thereof. In the event that such notice has not been received by the Resulting Company in respect of any of the members of the Demerged Company, the shares shall be issued to such members in dematerialised form provided that the members of the Demerged Company shall be required to have an account with a depositary participant and shall be required to provide details thereof and such other confirmations as may be required. It is only thereupon that the Resulting Company shall issue and directly credit the dematerialised securities to the account of such member with the shares of the Resulting Company. In the event that the Resulting Company has received notice from any member that shares are to be issued in physical form or if any member has not provided the requisite details relating to his/her /its account with a depositary participant or other confirmations as may be required, then the Resulting Company shall issue shares in physical form to such member.

(c) Equity shares to be issued by the Resulting Company pursuant to sub-Clause (a) above in respect of such of the equity shares of the Demerged Company which are held in abeyance under the provisions of Section 206A of the Act or otherwise shall, pending allotment or settlement of dispute by order of Court or otherwise, also be kept in abeyance by the Resulting Company.

(d) In the event of there being any pending share transfers, whether lodged or outstanding, of any shareholder of the Demerged Company, the Board of Directors of the Demerged Company shall be empowered in appropriate cases, prior to or even subsequent to the Record Date, to effectuate such a transfer in the Demerged Company as if such changes in registered holder were operative as on the Record Date, in order to remove any difficulties arising to the transferor of the share in the Resulting Company and in relation to the shares issued by the Resulting Company after the effectiveness of the Scheme. The Board of Directors of the Demerged Company shall be empowered to remove such difficulties as may arise in the course of implementation of this Scheme and registration of new members in the Resulting Company on account of difficulties faced in the transaction period.

(e) The equity shares issued and allotted by the Resulting Company in terms of this Scheme shall rank pari passu in all respects with the then existing equity shares of the Resulting Company.

(f) The equity shares of the Resulting Company issued pursuant to this Scheme may not be registered under the Securities Act and the Resulting Company may elect, in its sole discretion, to rely upon an exemption from the registration requirements of the Securities Act under Section 3(a)(10) thereof or any other exemption that the Resulting Company may elect to rely upon. In the event the Resulting Company elects to rely upon an exemption from the registration requirements of the Securities Act under Section 3(a)(10) thereof, the sanction of the High Courts to this Scheme will be relied upon for the purpose of qualifying the issuance and distribution of the equity shares of the Resulting Company for such an exemption from the registration requirements of the Securities Act under Section 3(a)(10) thereof.

(g) All equity shares of the Resulting Company (including those issued in terms of this Scheme) shall be listed and/or admitted to trading on the Stock Exchanges. The shares allotted pursuant to this Scheme shall remain frozen in the depositaries system till relevant directions in relation to listing/trading are given by the relevant stock exchanges.

(h) Unless otherwise determined by the Board of Directors of the Demerged Company and the Board of Directors of the Resulting Company, issuance of equity shares in terms of sub-Clause (a) above shall be done within 45 days from the Effective Date.

(i) The shares allotted pursuant to the Scheme shall remain frozen in the depositories system till listing/trading permission is given by the designated stock exchange.

(j) There shall be no change in the shareholding pattern or control in the Resulting Company between the Record Date and the date of listing of the shares of the Resulting Company pursuant to the Scheme, save and except pursuant to the issuance of shares under this Scheme.

15. (a) Upon the coming into effect of this Scheme and the issuance of shares in the Share Entitlement Ratio by the Resulting Company pursuant to the provisions of Clause 14 above, the Resulting Company shall issue an appropriate number of underlying shares, in accordance with the Share Entitlement Ratio, to the Depositary. The Resulting Company shall enter into appropriate arrangements with a depositary (the "**Resulting Company Depositary**") appointed by the Resulting Company pursuant to a deposit agreement entered into between the Resulting Company and the Resulting Company Depositary (the "**Resulting Company Deposit Agreement**"), for the issuance, subject to the cash-out option described in Clauses 17 and 18 being exercised, of GDRs representing such shares (the "**Resulting Company GDRs**") on pro-rata basis to holders of Grasim GDRs, in accordance with the deposit agreement entered into between the Demerged Company and the Depositary (the "**Deposit Agreement**").

(b) The Resulting Company, the Resulting Company Depositary, the Demerged Company and/or the Depositary shall enter into such further documents and take such further actions as may be deemed necessary or appropriate by the Resulting Company and/or the Demerged Company and the Resulting Company Depositary, including, but not limited to, amending the Deposit Agreement, disseminating to existing Grasim GDR holders certain notices, certifications and information containing details of the Scheme, the issuance of the Resulting Company GDRs and/or certain information relating to the Resulting Company and obtaining from the existing Grasim GDR holders, and providing to the Resulting Company and the Resulting Company Depositary, certain information relating to the existing Grasim GDR holders.

16. The Resulting Company GDRs issued pursuant to Clause 15 above shall not be listed unless required by any regulations or laws, in which event the same may be listed on the Luxembourg Stock Exchange and the Resulting Company shall take such additional steps and do all such acts, deeds and things as may be necessary for purposes of listing the Resulting Company GDRs.

17. The Resulting Company GDRs and the equity shares underlying the Resulting Company GDRs may not be registered under the United States Securities Act of 1933, as amended (the "**Securities Act**") and the Resulting Company may elect, in its sole discretion, to rely upon an exemption from the registration requirements of the Securities Act under Section 3(a)(10) thereof or any other exemption that the Resulting Company may elect to rely upon. In the event the Resulting Company elects to rely upon an exemption from the registration requirements of the Securities Act under Section 3(a)(10) thereof, the sanction of the High Courts to this Scheme will be relied upon for the purpose of qualifying the issuance and distribution of the Resulting Company GDRs and the equity shares of the Resulting Company, including, without limitation, the equity shares underlying the Resulting Company GDRs, for such an exemption from the registration requirements of the Securities Act under Section 3(a)(10) thereof.. The Resulting Company may elect, in its sole discretion, to (i) cash out existing Grasim GDR holders in the manner set out in Clause 18 below in lieu of issuing GDRs, or (ii) register the Resulting Company GDRs on Form F-6, as required by the Securities Act.

18. If the Resulting Company elects to cash out Grasim GDR holders pursuant to Clause 17 above, then the shares issued by the Resulting Company to the Depositary which represent the entitlement of the Grasim GDR holders shall be sold by the Depositary or the Resulting Company Depositary as applicable, in the open market and the net sales proceeds (after the deduction of taxes and expenses incurred) shall be distributed to the Depositary for further distribution to the Grasim GDR holders in the same proportion as their entitlements. The Resulting Company, the Resulting Company Depositary, the Demerged Company and/or the Depositary shall enter into such further documents and take such further actions as may be necessary or appropriate in this behalf and to enable the actions contemplated herein.

19. It is clarified that the provisions of Clauses 15 to 18 above shall also be applicable to any further GDRs that the Demerged Company may issue prior to the Record Date.

Increase in Share Capital of the Resulting Company

20. As an integral part of the Scheme, and, upon the coming into effect of the Scheme, the authorised share capital of the Resulting Company shall stand increased to Rs. 135,00,00,000 (Rupees One Hundred Thirty Five Crores) comprising of 27,00,00,000 equity shares of Rs. 5/- each, without any further act or deed.

21. The capital clause of the Memorandum of Association of the Resulting Company and Article 3 of the Articles of Association of the Resulting Company shall, upon the coming into effect of this Scheme and without any further act or deed, be replaced by the following clause:

    MEMORANDUM OF ASSOCIATION

    "The authorized share capital of the Company is Rs. 135,00,00,000/- (Rupees One Hundred Thirty Five Crores only) divided into 27,00,00,000 equity shares of Rs. 5 each (Rupees Five) each, with the rights, privileges and conditions attached thereto with the power to vary, modify or abrogate such rights, privileges and conditions as may be provided by the Articles of Association of the Company for the time being. The Board of Directors shall have the power to classify as and when required the shares as equity or preference shares, with or without voting rights as may be permissible at law, and attach thereto respectively such preferential, deferred, qualified or special rights, privileges and conditions as may be determined by or in accordance with the provisions of the Companies Act, 1956 and the regulations of the Company, and to vary, modify or abrogate any such rights, privileges and conditions in such manner as may for the time being be provided by the regulations of the Company and also the power to increase or reduce the capital of the Company as may be determined in accordance with the Articles of Association of the Company."

    ARTICLES OF ASSOCIATION

    "The Authorised Share Capital of the Company shall be Rs. 135,00,00,000/- (Rupees One Hundred Thirty Five Crores only) divided into 27,00,00,000 equity shares of Rs. 5 each (Rupees Five) each with the power to increase or reduce such capital from time to time in accordance with the regulations of the Company and the legislative provisions for the time being in force in this behalf and with the power also to divide the shares in the capital for the time being into equity share capital and preference share capital, with or without voting rights as may be permissible at law, and to attach thereto respectively any preferential, qualified or special rights, privileges or conditions as may be determined by or in accordance with the provisions of the Companies Act, 1956 and the regulations of the Company, and to vary, modify or abrogate any such rights, privileges and conditions in such manner as may for the time being be provided by the regulations of the Company."

22. Pursuant to this Scheme, the Resulting Company shall file the requisite forms with the Registrar of Companies for alteration of its authorised share capital.

23. It is hereby clarified that for the purposes of Clauses 20 and 21 above, the consent of the shareholders to the Scheme shall be deemed to be sufficient for the purposes of effecting the above amendment or increase in authorised share capital of the Resulting Company, and no further resolution under Section 16, Section 94 or any other applicable provisions of the Act, would be required to be separately passed.

Section 5 – General terms and conditions

24. *Accounting treatment in the books of the Demerged Company*

    (a) The assets and the liabilities of the Demerged Company relating to the Demerged Undertaking being transferred to the Resulting Company shall be at values appearing in the books of account of the Demerged Company on the close of business on the day immediately preceding the Appointed Date.

(b) The difference between the value of assets and value of liabilities transferred pursuant to the Scheme shall be appropriated in the books of the Demerged Company as under:

   (i) Capital Subsidy - Rs. 1.19 Crores;

   (ii) Amalgamation Reserve - Rs. 1.38 Crores;

   (iii) Preference Share Capital Redemption Reserve – Rs. 1.48 Crores;

   (iv) Debenture Redemption Reserve - Rs. 27.50 Crores; and

   (v) Balance against Share / Securities Premium and / or General Reserve.

(c) The reduction, if any, in the Share Premium Account and Reserves of the Demerged Company shall be effected as an integral part of the Scheme in accordance with the provisions of Section 78, Section 80, Sections 100 to 103 and any other applicable provisions of the Act and the Orders of the High Courts sanctioning the Scheme shall be deemed to be also the Orders under Section 102 of the Act for the purpose of confirming the reduction. The reduction would not involve either a diminution of liability in respect of the unpaid share capital or payment of paid-up share capital, and the provisions of Section 101 of the Act will not be applicable.

25. *Accounting Treatment in the books of the Resulting Company*

(a) Upon the Scheme become effective and with effect from the Appointed Date, the Resulting Company shall record the assets and liabilities of the Demerged Undertaking vested in it pursuant to this Scheme at their respective book values as appearing in the books of the Demerged Company.

(b) The Resulting Company shall credit its Share Capital account with the aggregate face value of the equity shares issued to the shareholders of the Demerged Company pursuant to Clause 14 of the Scheme.

(c) An amount of Rs.27.50 Crores, towards the Debenture Redemption Reserve relating to NCDs in the books of the Demerged Company, shall be credited by the Resulting Company to its Debenture Redemption Reserve account.

(d) An amount of Rs.0.30 Crore towards the Capital Subsidy Reserve relating to the Demerged Undertaking shall be credited by the Resulting Company to its Capital Subsidy Reserve account.

(e) The excess or deficit, if any, remaining after recording the aforesaid entries, the costs in relation to transfer of assets pertaining to the Demerged Undertaking to the Resulting Company such as stamp duty, registration charges, etc. and other entries in accordance with the Scheme, shall be credited by the Resulting Company to its General Reserve account or debited to Goodwill, as the case may be. General Reserve, created if any, shall be treated for all purposes as free reserves as per the Act.

26. *Taxes*

All taxes (including income tax, sales tax, excise duty, custom duty, service tax, VAT, etc.) paid or payable by the Demerged Company in respect of the operations and/or the profits of the Demerged Company before the Appointed Date, shall be on account of the Demerged Company and, insofar as it relates to the tax payment (including, without limitation, income tax, sales tax, excise duty, custom duty, service tax, VAT, etc.), whether by way of deduction at source, advance tax or otherwise howsoever, by the Demerged Company in respect of the profits or activities or operation of the Demerged Undertaking after the Appointed Date, the same shall be deemed to be the corresponding item paid by the Resulting Company and shall, in all proceedings, be dealt with accordingly.

27. *Scheme Conditional on*

27.1 This Scheme is conditional upon and subject to:

(a) the Scheme being agreed to by the respective requisite majorities of the various classes of members and creditors of the Demerged Company and the Resulting Company as required under the Act and the requisite orders of the High Court of Indore, Madhya Pradesh and High Court of Gujarat being obtained;

(b) such other sanctions and approvals as may be required by law in respect of this Scheme being obtained; and

(c) the certified copies of the court orders referred to in this Scheme being filed with the Registrar of Companies, Madhya Pradesh and Registrar of Companies, Gujarat.

27.2 In the event of this Scheme failing to take effect by July 31, 2010 or such later date as may be agreed by the respective Boards of Directors, this Scheme shall stand revoked, cancelled and be of no effect and become null and void, and in that event, no rights and liabilities shall accrue to or be incurred inter se between the parties or their shareholders or creditors or employees or any other person. In such case, the Demerged Company and the Resulting Company shall bear its own costs and expenses or as may be otherwise mutually agreed.

28. *Appointment of Auditors*

In addition to M/s G.P. Kapadia & Co., Mumbai, being the present auditors of the Resulting Company, M/s Deloitte Haskins & Sells, Mumbai shall stand appointed as the joint statutory auditors of the Resulting Company, upon effectiveness of the Scheme. It is hereby clarified that the consent of the shareholders to this Scheme shall be deemed to be sufficient for the purposes of the aforesaid appointment, and no further resolution under the provisions of the Act, would be required to be separately passed.

PART III - OTHER TERMS AND CONDITIONS

29. *Dividends*

(a) The Demerged Company and the Resulting Company shall be entitled to declare and pay dividends, whether interim or final, to their respective shareholders in respect of the accounting period prior to the Effective Date as applicable.

(b) The holders of the shares of the Demerged Company and the Resulting Company shall, save as expressly provided otherwise in this Scheme, continue to enjoy their existing rights under their respective Articles of Association including the right to receive dividends.

(c) It is clarified that the aforesaid provisions in respect of declaration of dividends are enabling provisions only and shall not be deemed to confer any right on any member of the Demerged Company and/or the Resulting Company to demand or claim any dividends which, subject to the provisions of the said Act, shall be entirely at the discretion of the boards of directors of the Demerged Company and the Resulting Company respectively, and subject to the approval, if required, of the shareholders of the Demerged Company and the Resulting Company respectively.

30. *Applications*

The Demerged Company and the Resulting Company shall make necessary applications before the respective High Courts for the sanction of this Scheme under Sections 391 and 394 of the Act.

31. *Modifications of Scheme*

(a) The Demerged Company (by its Board of Directors) and the Resulting Company (by its Board of Directors), may, in their full and absolute discretion, assent to any alteration or modification to this Scheme which either the Boards of Directors of the Demerged Company or the Resulting Company, as the case may be, deem fit, or which the Court and/or any other Authority may deem fit to approve or impose.

(b) The Demerged Company (by its Board of Directors) and the Resulting Company (by its Board of Directors), may give such directions as they may consider necessary to settle any question or difficulty arising under the Scheme or in regard to and of the meaning or interpretation of the Scheme or implementation hereof or in any matter whatsoever connected therewith (including any question or difficulty arising in connection with any deceased or insolvent shareholders, depositors or debenture-holders of the respective companies), or to review the position relating to the satisfaction of various conditions to the Scheme and if necessary, to waive any of those (to the extent permissible under law).

(c) Any issue as to whether any asset, liability, employee or litigation pertains to the Demerged Undertaking or not shall be decided by the Boards of Directors of the Demerged Company and the Resulting Company, on the basis of evidence that they may deem relevant for the purpose (including the books and records of the Demerged Company).

32. *Severability*

If any part of this Scheme is found to be unworkable for any reason whatsoever, the same shall not, subject to the decision of the Demerged Company and the Resulting Company, affect the validity or implementation of the other parts and/or provisions of this Scheme.

33. *Costs*

Subject to Clause 27.2 above:

(i) The Demerged Company and the Resulting Company shall bear their respective costs until the date of sanction of this Scheme by the later of the two High Courts;

(ii) Upon the sanction of this Scheme by the High Courts, all costs (including but not limited to stamp duty, registration charges, etc.) in relation to the Demerger shall be borne by the Resulting Company. Income tax liabilities, if any, in relation to the Demerger shall be borne by the Demerged Company.

Schedule I

Details of Plants, Terminals and Units pertaining to the Demerged Undertaking

A) Composite Plants:

(i) 5 million tonnes per annum ("**MTPA**") cement manufacturing plant called Aditya Cement at Adityapuram, Sawa - Shambhupura Road, District Chittorgarh – 312 622 in the state of Rajasthan;

(ii) 2.5 MTPA cement manufacturing plant called Grasim Cement at Grasim Vihar, Village P.O., Rawan Tehsil: Sigma, District Raipur (C.G.) in the state of Chhattisgarh;

(iii) 3.1 MTPA cement manufacturing plant called Grasim Cement- Kotputli at Village & P.O. Mohanpura, Tehsil Kotputli, District Jaipur – 303 108 in the state of Rajasthan;

(iv) 1.40 MTPA cement manufacturing plant called Grasim Cement Division - South at Reddipalyam P.O., District Ariyalur – 621 704 in the state of Tamil Nadu;

(v) 3.2 MTPA cement manufacturing plant called Rajashree Cement at Aditya Nagar, Malkhed Road, District Gulbarga – 585 292, in the state of Karnataka; and

(vi) 4 MTPA cement manufacturing plant called Vikram Cement at Khor, District Neemuch – 458 470 in the state of Madhya Pradesh.

B) White Cement:

(i) 0.6 MTPA cement manufacturing plant and 0.3 MTPA Putty and other value added products manufacturing plant called White Cement Division at Rajashree Nagar, P.O. Kharia Khangar – 342 606, Tehsil Bhopalgarh, District Jodhpur in the state of Rajasthan; and

(ii) Glass Reinforced Concrete manufacturing plant of white cement division at Plot No. 14, GIDC Manjusar, Taluka Savli, District Vadodara – 391 775 in the state of Gujarat.

C) Grinding Units:

(i) 1.8 MTPA grinding unit at Hotgi, District Solapur – 413 215 in the state of Maharashtra;

(ii) 1.75 MTPA grinding unit at Bathinda at PO Lehra Mohabat, District Bathinda – 151 111 in the state of Punjab;

(iii) 1.3 MTPA grinding unit at Karad, Israna Paradhana Road, Israna, District Panipat – 132 107 in the state of Haryana;

(iv) 1.3 MTPA grinding unit at Ranauli Latiffpur, PO. Vidyut Nagar, Dadri, District Gautam Budh Nagar – 201 008 in the state of Uttar Pradesh; and

(v) 1.3 MTPA grinding unit at Harduaganj Site, Village - Kasimpur, Tehsil- Koel, District Aligarh – 202 127 in the state of Uttar Pradesh.

D) Bulk Terminals:

(i) Shankarpally Bulk Terminal, at Shankarpally – 501 203 R R District Hyderabad, in the state of Andhra Pradesh; and

(ii) Birla Super Bulk Terminal, Near Railway Station, PO. Veerapura Industrial Area, Doddaballapur – 561 203 District Bangalore in the state of Karnataka.

E) Ready Mix Concrete Plants:

(i) 1.81 Lac Cubic Meters Ready Mix Concrete manufacturing plant at Plot No.387, Phase-I Industrial Area, Panchkula – 134 113, in the state of Haryana;

(ii) 1.81 Lac Cubic Meters Ready Mix Concrete manufacturing plant at B-33, Phase-I, ii Industrial Area, Mohali – 160 055 in the state of Punjab;

(iii) 1.81 Lac Cubic Meters Ready Mix Concrete manufacturing plant at Plot No.158, Navrangpura, Navrangpura – 122 001, Gurgaon in the state of Haryana;

(iv) 1.81 Lac Cubic Meters Ready Mix Concrete manufacturing plant at 38, Milestone Behrampur Road, Khandsa Chowk – 122 001, Gurgaon in the state of Haryana;

(v) 1.81 Lac Cubic Meters Ready Mix Concrete manufacturing plant at E-860, 861 Rod No.14, Vishawkarma Industrial Area, Sikar Road, Jaipur – 302 013 in the state of Rajasthan;

(vi) 1.81 Lac Cubic Meters Ready Mix Concrete manufacturing plant at Harkans Gharighata Sankhya - 230/238, Rai Bareli Road, Mohanlal Gunj, Lucknow in the state of Uttar Pradesh;

(vii) 1.81 Lac Cubic Meters Ready Mix Concrete manufacturing plant at Village Jassar, Canal Road, P.O. Paddi, Near Zamidari, Dhaba, Ludhiana - 142 006 in the state of Punjab;

(viii) 2.45 Lac Cubic Meters Ready Mix Concrete manufacturing plant at A-9, Sector 80, Phase II, Noida - 201 305 in the state of Uttar Pradesh;

(ix) 1.81 Lac Cubic Meters Ready Mix Concrete manufacturing plant at D-18/3, Site B Surajpur Indl. Area, Dadri Road, Greater Noida - 201 308, Noida in the state of Uttar Pradesh;

(x) 2.10 Lac Cubic Meters Ready Mix Concrete manufacturing plant at C-14,Site I, V Industrial Area, Sahibabad - 201 010, Sahibabad, Ghaziabad in the state of Uttar Pradesh;

(xi) 1.81 Lac Cubic Meters Ready Mix Concrete manufacturing plant at 371/5/2/1, Gram - Paldapalda Industries Area, Opp: Ganesh Toll Kanta, Nemawar Road, Indore 452 001 in the state of Madhya Pradesh;

(xii) 1.81 Lac Cubic Meters Ready Mix Concrete manufacturing plant at 136, Acheja, G T Road, Ghaziabad in the state of Uttar Pradesh;

(xiii) 0.88 Lac Cubic Meters Ready Mix Concrete manufacturing plant at Plot No.164/5, Near Wakad Square, Wakad, Pune - 411 027 in the state of Maharashtra;

(xiv) 1.81 Lac Cubic Meters Ready Mix Concrete manufacturing plant at S. No.1424, Wagholi Lohegaon Road, Behind Wageshwar Temple, Wagholi, Pune - 412 207 in the state of Maharashtra;

(xv) 1.81 Lac Cubic Meters Ready Mix Concrete manufacturing plant at Gat No. 312-314, Ghotawade-Rehe Road, At Post Ghotawade, Tal-Mulshi, District Pune in the state of Maharashtra;

(xvi) 1.81 Lac Cubic Meters Ready Mix Concrete manufacturing plant at C/O Umesh Real Estate Private Ltd., Goel Ganga Developments, Opp: Corinthian Club, Near Kadnagar Chowk, Mohammedwadi, Pune - 411 028 in the state of Maharashtra;

(xvii) 1.81 Lac Cubic Meters Ready Mix Concrete manufacturing plant at Queens Town, Mind Space Reality Pvt. Ltd., Cts No.3876, Opp: Lokmanya Hospital, Udyog Nagar, Chinchwad, Pune - 411 033 in the state of Maharashtra;

(xviii) 0.88 Lac Cubic Meters Ready Mix Concrete manufacturing plant at Plot No.A-14, 15, 16, Road No.13, Ida Nacharam, Hyderabad 500 076, Hyderabad in the state of Andhra Pradesh;

(xix) 2.45 Lac Cubic Meters Ready Mix Concrete manufacturing plant at Sy. No.312, Ida Bachupally, Miyapur, Qutbullapur Mandal, R.R. District - 500 072, Hyderabad in the state of Andhra Pradesh;

(xx) 1.81 Lac Cubic Meters Ready Mix Concrete manufacturing plant at Sy. No.334, Ida Bachupally, Bollaram, Qutbullapur Mandal, R.R. District - 500 072, Hyderabad in the state of Andhra Pradesh;

(xxi) 1.81 Lac Cubic Meters Ready Mix Concrete manufacturing plant at Sy. No.133/2, Kandlakoi Village, Medchal Mandal, R.R. District - 501 401, Hyderabad in the state of Andhra Pradesh;

(xxii) 1.81 Lac Cubic Meters Ready Mix Concrete manufacturing plant at Grasim Industries Limited, Plot No.A-13 Road No.13, Ida Nacharam, Hyderabad 500 076 in the state of Andhra Pradesh;

(xxiii) 1.81 Lac Cubic Meters Ready Mix Concrete manufacturing plant at Plot No.27, Ida Mankhal, Maheswaram Mandal, R.R. District Hyderabad in the state of Andhra Pradesh;

(xxiv) 2.45 Lac Cubic Meters Ready Mix Concrete manufacturing plant at Unit Sy. No.102/2A, 2B Harlur Village, Varthur Hobli, Komangala Post, Bangalore South - Hosur Road, Bangalore in the state of Karnataka;

(xxv) 1.81 Lac Cubic Meters Ready Mix Concrete manufacturing plant at Unit II Sy. No.14/4, 14/3, 14/2, Deevatige Ramanahalli, 25/1 25/2 Off Pantharapaiya Village, Kengeri Hobli, Mysore Road, Bangalore South in the state of Karnataka;

(xxvi) 1.81 Lac Cubic Meters Ready Mix Concrete manufacturing plant at Unit: IV Prestige Shanthiniketan, Sy No.70, Itpl Main Road, Sadarmangala, Whitefield, Bangalore 560 048 in the state of Karnataka;

(xxvii) 2.10 Lac Cubic Meters Ready Mix Concrete manufacturing plant at Unit V Plot No.196-C, Survey No.28, Bommansandra Industrial Area, Bommansandra Village, Attibele Hobli, Anekal Taluk, Bangalore in the state of Karnataka;

(xxviii) 2.10 Lac Cubic Meters Ready Mix Concrete manufacturing plant at Plot No.89, Part & 91A Belagola Industrial Area, Metagalli, Mysore - 570 016 in the state of Karnataka;

(xxix) 1.81 Lac Cubic Meters Ready Mix Concrete manufacturing plant at Kadiganahalli Village, Jala Hobli, Yelhanka, Bangalore in the state of Karnataka;

(xxx) 2.10 Lac Cubic Meters Ready Mix Concrete manufacturing plant at Sy.No.56/1A, Avalahali Village, Virgonagar Industrial Area, (Near Cipla), Hoskote Road, Bidarahalli Hobli, Bangalore East - 560 049 in the state of Karnataka;

(xxxi) 2.45 Lac Cubic Meters Ready Mix Concrete manufacturing plant at No.67, Noombal Village, Thiruverkadu Municipality, Chennai 600 077 in the state of Tamil Nadu;

(xxxii) 3.28 Lac Cubic Meters Ready Mix Concrete manufacturing plant at Unit 2, -Omr, Survey No.517, Dr. Abdulkalam Salai, Pudupakkam Village, Kellambakkam Post, Chennai 603 103 in the state of Tamil Nadu;

(xxxiii) 1.81 Lac Cubic Meters Ready Mix Concrete manufacturing plant at Unit 51, Nemili Village, Survey No.116 P.O. Valarpuram, Sri Sri Perambaddur Taluka, Kanchipuram District Chennai - 602 105 in the state of Tamil Nadu;

(xxxiv) 1.81 Lac Cubic Meters Ready Mix Concrete manufacturing plant at Survey No.506/A - 1, Kurembapalayam, Neelambur Village, Palladam Division, Coimbatore in the state of Tamil Nadu;

(xxxv) 1.81 Lac Cubic Meters Ready Mix Concrete manufacturing plant at IDEB, Reach 3 IDEB, Reach 3 IDEB, SUCG JY OPP - Jhala Sodha, Near HMT School, HMT watch Factory Main Road, Jalahalli, Bangalore in the state of Karnataka; and

(xxxvi) 0.87 Lac Cubic Meters Ready Mix Concrete manufacturing plant at Unitech Info Space, Near IST Limited, Delhi Palam Road, Gurgaon in the state of Uttar Pradesh.

F) Building Product Division: (Dry Mix/AAC/ Brick Plant)

Building Product Division (Dry Mix/AAC/ Brick Plant) of Grasim Industries Limited situated at Village Vijaypur, Taluka Wada, District Thane, in the state of Maharashtra.

G) Processing Plant for Useful Conversion of Municipal Sewerage Waste at Jaipur, in the state of Rajasthan.

Schedule II

Premises pertaining to the Demerged Undertaking

A. Leasehold Land

Andhra Pradesh:

i) All leasehold land admeasuring around 310.98 hectares (comprised in various survey nos.) situated at Petnikota village, Kolimigundla Mandal, District Kurnool in the state of Andhra Pradesh together with all buildings and structures standing thereon.

ii) All leasehold land admeasuring around 0.90 Acre (comprised in various survey nos.) situated at Plot No.A-13, Ida Nacharam - 500 076 Hyderabad in the state of Andhra Pradesh pertaining to the RMC 1.81 Lac Cubic Meters manufacturing plant, together with all premises lying and being thereat and all other buildings and structures standing thereon.

iii) All leasehold land admeasuring around 4000 Sq Yards (comprised in various survey nos.) situated at Sy. No.311, Ida Bachupally, Miyapur, Qutbullapur Mandal, R.R. District - 500 072, Hyderabad in the state of Andhra Pradesh pertaining to RMC 2.45 Lac Cubic Meters manufacturing plant, together with all premises lying and being thereat and all other buildings and structures standing thereon.

iv) All leasehold land admeasuring around 3 Acres (comprised in various survey nos.) situated at Sy. No.334, Ida Bachupally, Bollaram, Qutbullapur Mandal, R.R. District - 500 072, Hyderabad in the state of Andhra Pradesh pertaining to RMC 1.81 Lac Cubic Meters manufacturing plant, together with all premises lying and being thereat and all other buildings and structures standing thereon.

v) All leasehold land admeasuring around 2.5 Acres (comprised in various survey nos.) situated at Sy. No.133/2 & 133, Kandlakoi Village, Medchal Mandal, R.R. District - 501 401, Hyderabad in the state of Andhra Pradesh pertaining to RMC 1.81 Lac Cubic Meters manufacturing plant, together with all premises lying and being thereat and all other buildings and structures standing thereon.

vi) All leasehold land admeasuring around 1.289 Acres (comprised in various survey nos.) situated at Plot No.27, Ida Mankhal, Maheswaram Mandal, R.R. District Hyderabad in the state of Andhra Pradesh pertaining to RMC 1.81 Lac Cubic Meters manufacturing plant, together with all premises lying and being thereat and all other buildings and structures standing thereon.

Chhattisgarh:

vii) All leasehold land admeasuring around 43.091 hectares (comprised in various survey nos.) situated at Grasim Vihar, Village P.O., Rawan Tehsil: Sigma, District Raipur (C.G.) in villages Rawan, Chuchrungpur and Sarseni in the state of Chhattisgarh pertaining to Grasim Cement – Rawan, together with all premises, residential colonies, School(s), Hospital(s), Community Centre(s), railway sidings lying and being thereat and all other buildings and structures standing thereon.

Gujarat:

viii) All leasehold land admeasuring around 9593.87 Sq. Mts. (comprised in various survey nos.) situated at Plot No. 14, GIDC Manjusar, Taluka Savili, District Vadodara – 391 775 in the state of Gujarat pertaining to Glass Reinforced Concrete (GRC) manufacturing plant of white cement division, together with all buildings and structures standing thereon.

ix) All leasehold land admeasuring around 107.51 hectares (comprised in various survey nos.) situated at Grasim Cement – Mahuva, District Bhavnagar, in villages Dayal, Kotada, Kalsar, Talli, Bhambhor, Methala, Madhuban, Jhanmer etc. in the state of Gujarat together with all buildings and structures standing thereon.

Haryana:

x) All leasehold land admeasuring around 1.16 Acres (comprised in various survey nos.) situated at Plot No.387, Phase-I Industrial Area, Panchkula – 134113, Chandigarh in the state of Haryana pertaining to RMC 1.81 Lac Cubic Meters manufacturing plant, together with all premises lying and being thereat and all other buildings and structures standing thereon.

xi) All leasehold land admeasuring around 2 Acres (comprised in various survey nos.) situated at 38, Milestone Behrampur Road, Khandsa Chowk – 122001, Gurgaon in the state of Haryana pertaining to RMC 1.81 Lac Cubic Meters manufacturing plant, together with all premises lying and being thereat and all other buildings and structures standing thereon.

Karnataka:

xii) All leasehold land admeasuring around 404.83 hectares (1000.37 acres) and additional leasehold land of 146.23 hectares (361.36 acres) is under process for final Govt. approval, which is within Mining Lease rights of 733.82 hectares (1813.28 acres total Mining lease) (comprised in various survey nos.) situated at Aditya Nagar, Malkhed Road, Gulbarga – 585 292 in village Diggaon Village in Chittapur Taluka and Malkhed, Haganahalli & Udgi Villages in Sedam Taluka, District Gulbarga, in the state of Karnataka pertaining to Rajashree Cement and all buildings and structure standing thereon.

xiii) All leasehold land admeasuring around 40 Acres 12 guntas (comprised in various survey nos.) situated near Railway Station, PO. Veerapura Industrial Area, Doddaballapur – 561 203 District Bangalore in villages Thippappura & Veeuapura in the state of Karnataka pertaining to Birla Super Bulk Terminal, together with all premises lying and being thereat and all other buildings and structures standing thereon.

xiv) All leasehold land admeasuring around 2.525 Acres (comprised in various survey nos.) situated at Unit I, Sy. No.102/2A, 2B Harlur Village, Varthur Hobli, Komangala Post, Bangalore South – Hosur Road, Bangalore in the state of Karnataka pertaining to RMC 2.45 Lac Cubic Meters manufacturing plant, together with all premises lying and being thereat and all other buildings and structures standing thereon.

xv) All leasehold land admeasuring around 2.722 Acres (comprised in various survey nos.) situated at Unit II, Sy. No.14/4, 14/3, 14/2, Deevatige Ramanahalli, 25/1 25/2 Off Pantharapaiya Village, Kengeri Hobli, Mysore Road, Bangalore South in villages Deevatige Ramanhalli and Pantharapaiya in the state of Karnataka pertaining to RMC 1.81 Lac Cubic Meters manufacturing plant, together with all premises lying and being thereat and all other buildings and structures standing thereon.

xvi) All leasehold land admeasuring around 2.009 Acres (comprised in various survey nos.) situated at Plot No.89, Part & 91A Belagola Industrial Area, Metagalli, Mysore – 570 016 in the state of Karnataka pertaining to RMC 2.10 Lac Cubic Meters manufacturing plant, together with all premises lying and being thereat and all other buildings and structures standing thereon.

xvii) All leasehold land admeasuring around 2.295 Acres (comprised in various survey nos.) situated at Kadiganahalli Village, Jala Hobli, Yelhanka, Bangalore in the state of Karnataka pertaining to RMC 1.81 Lac Cubic Meters manufacturing plant, together with all premises lying and being thereat and all other buildings and structures standing thereon.

xviii) All leasehold land admeasuring around 1.75 Acres (comprised in various survey nos.) situated at Sy.No.56/1A, Avalahali Village, Virgonagar Industrial Area, (Near Cipla), Hoskote Road, Bidarahalli Hobli, Bangalore East – 560049 in the state of Karnataka pertaining to RMC 2.10 Lac Cubic Meters manufacturing plant, together with all premises lying and being thereat and all other buildings and structures standing thereon.

Madhya Pradesh:

xix) All leasehold land admeasuring around 1002.978 hectares (comprised in various survey nos.) situated at Khor District Neemuch – 458 470 in villages Suvakheda, Morka, Maheshpuria, Kandka, Kheda Rathod, Khor, Damodarpura and Kundla in the state of Madhya Pradesh pertaining to Vikram Cement, together with all premises, residential colonies, School(s), Hospital(s), Community Centre(s), railway sidings lying and being thereat and all other buildings and structures standing thereon.

xx) All leasehold land admeasuring around 1.95 Acres (comprised in various survey nos.) situated at 371/5/2/1, Gram – Palda Industries Area, Opp: Ganesh Toll Kanta, Nemawar Road, Indore 452 001 in the state of Madhya Pradesh pertaining to RMC 1.81 Lac Cubic Meters manufacturing plant, together with all premises lying and being thereat and all other buildings and structures standing thereon.

Maharashtra:

xxi) All leasehold land admeasuring around 1.50 Acres (comprised in various survey nos.) situated at Plot No.164/5, Near Wakad Square, Wakad, Pune – 411 027 in the state of Maharashtra pertaining to RMC 0.88 Lac Cubic Meters manufacturing plant, together with all premises lying and being thereat and all other buildings and structures standing thereon.

xxii) All leasehold land admeasuring around 4 Acres (comprised in various survey nos.) situated at S. No.1424, Wagholi Lohegaon Road, Behind Wageshwar Temple, Wagholi, Pune – 412 207 in the state of Maharashtra pertaining to RMC 1.81 Lac Cubic Meters manufacturing plant, together with all premises lying and being thereat and all other buildings and structures standing thereon.

xxiii) All leasehold land admeasuring around 2.15 Acres (comprised in various survey nos.) situated at Gat No. 312-314, Ghotawade-Rehe Road, At Post Ghotawade, Tal-Mulshi, District Pune in the state of Maharashtra pertaining to RMC 1.81 Lac Cubic Meters manufacturing plant, together with all premises lying and being thereat and all other buildings and structures standing thereon.

Punjab:

xxiv) All leasehold land admeasuring around 1.12 Acres (comprised in various survey nos.) situated at B-33, Phase-I, ii Industrial Area, Mohali – 160055 – Chandigarh in the state of Punjab pertaining to RMC 1.81 Lac Cubic Meters manufacturing plant, together with all premises lying and being thereat and all other buildings and structures standing thereon.

xxv) All leasehold land admeasuring around 2.4 Acres (comprised in various survey nos.) situated at Village Jassar, Canal Road, P.O. Paddi, Near Zamidari, Dhaba, Ludhiana – 142006 in the state of Punjab pertaining to RMC 1.81 Lac Cubic Meters manufacturing plant, together with all premises lying and being thereat and all other buildings and structures standing thereon.

Rajasthan:

xxvi) All leasehold land admeasuring around 503.36 hectares (comprised in various survey nos.) situated at Adityapuram, Sawa- Shambhupura Road, District Chittorgarh – 312 622 in villages Sindwari, Amarpura, Naya Kheda, J. Singh ka Kheda, Neem ka Amrana, Kaunda, Medi Ka Amrana, Kesarpura, Sawa, Palasiya, Patnia, Arniya Panth, Bad ka Amrana, Rail ka Amrana and Charliya in the state of Rajasthan pertaining to Aditya Cement, together with all premises, residential colonies, School(s), Hospital(s), Community Centre(s), railway sidings lying and being thereat and all other buildings and structures standing thereon.

xxvii) All leasehold land admeasuring around 175.48 hectares (38.286 hectares through government award, passions is under process) (comprised in various survey nos.) situated at Village & P.O. Mohanpura, Tehsil Kotputli, District Jaipur – 303 108 in villages Mohanpur, Jodhpura and Gordhanpur in the state of Rajasthan pertaining to

Grasim Cement- Kotputli, together with all premises, residential colonies, School(s), Hospital(s), Community Centre(s), railway sidings lying and being thereat and all other buildings and structures standing thereon.

xxviii) All leasehold land admeasuring around 152 Bigha and 13.5 Biswa (comprised in various survey nos.) situated at Rajashree Nagar, P.O. Kharia Khangar - 342 606, Tehsil Bhopalgarh, District Jodhpur in the state of Rajasthan pertaining to White Cement Division, together with all premises, residential colonies, School(s), Hospital(s), Community Centre(s), railway sidings lying and being thereat and all other buildings and structures standing thereon.

xxix) All leasehold land admeasuring around 2 Acres (comprised in various survey nos.) situated at E-860, 861 Road No.14, Vishawkarma Industrial Area, Sikar Road, Jaipur - 302 013 in the state of Rajasthan pertaining to RMC 1.81 Lac Cubic Meters manufacturing plant, together with all premises lying and being thereat and all other buildings and structures standing thereon.

xxx) All leasehold land admeasuring around 1,01,235 sq. meters (equivalent to 25 acres) situated at village Langariawas, Jaipur in the state of Rajasthan together with all buildings and structures standing thereon.

Tamil Nadu:

xxxi) All leasehold land admeasuring around 35.99 hectares (comprised in various survey nos.) situated at Reddipalyam P.O., District Ariyalur - 621 704 in Reddipalayam, Pudupalayam, Eddiyathankudi villages in Ariyalur District in the state of Tamil Nadu pertaining to Grasim Cement - South, together with all premises, residential colonies, School(s), Hospital(s), Community Centre(s), railway sidings lying and being thereat and all other buildings and structures standing thereon.

xxxii) All leasehold land admeasuring around 2.14 Acres (comprised in various survey nos.) situated at Unit 51, Nemili Village, Survey No.116 P.O. Valarpuram, Sri Sri Perambaddur Taluka, Kanchipuram District Chennai - 602 105 in the state of Tamil Nadu pertaining to RMC 1.81 Lac Cubic Meters manufacturing plant, together with all premises lying and being thereat and all other buildings and structures standing thereon.

xxxiii) All leasehold land admeasuring around 2 Acres (comprised in various survey nos.) situated at Survey No.506/A - 1, Kurembapalayam, Neelambur Village, Palladam Division, Coimbatore in the state of Tamil Nadu pertaining to RMC 1.81 Lac Cubic Meters manufacturing plant, together with all premises lying and being thereat and all other buildings and structures standing thereon.

Uttar Pradesh:

xxxiv) All leasehold land admeasuring around 24.4730 hectares (comprised in various survey nos.) situated at Ranauli Latiffpur, PO. Vidyut Nagar, Dadri, Gautam Budh Nagar - 201 008 in villages Ranauli, Salarpur and Dadupura Khatana in Tehsil Dadri in the state of Uttar Pradesh pertaining to Grasim Cement - Dadri, together with all premises, lying and being thereat and all other buildings and structures standing thereon.

xxxv) All leasehold land admeasuring around 3 Acres (comprised in various survey nos.) situated at Harkand Ghari ghata Sankhya - 230/238, Rai Bareli Road, Mohanlal Gunj, Lucknow in the state of Uttar Pradesh pertaining to RMC 1.81 Lac Cubic Meters manufacturing plant, together with all premises lying and being thereat and all other buildings and structures standing thereon.

xxxvi) All leasehold land admeasuring around 1.26 Acres (comprised in various survey nos.) situated at A-9, Sector 80, Phase II, Noida - 201305 in the state of Uttar Pradesh pertaining to RMC 2.45 Lac Cubic Meters manufacturing plant, together with all premises lying and being thereat and all other buildings and structures standing thereon.

xxxvii) All leasehold land admeasuring around 1.58 acres (comprised in various survey nos.) situated at D-18/3, Site B Surajpur Indl. Area, Dadri Road, Greater Noida - 201308, Noida in the state of Uttar Pradesh pertaining to MC 1.81 Lac Cubic Meters manufacturing plant, together with all premises lying and being thereat and all other buildings and structures standing thereon.

xxxviii) All leasehold land admeasuring around 1.58 Acres (comprised in various survey nos.) situated at C-14, Site I, V Industrial Area, Sahibabad - 201 010, Sahibabad, Ghaziabad in the state of Uttar Pradesh pertaining to RMC 2.10 Lac Cubic Meters manufacturing plant, together with all premises lying and being thereat and all other buildings and structures standing thereon.

xxxix) All leasehold land admeasuring around 2.05 Acres (comprised in various survey nos.) situated at 136, Acheja, G T Road, Ghaziabad in the state of Uttar Pradesh pertaining to RMC 1.81 Lac Cubic Meters manufacturing plant, together with all premises lying and being thereat and all other buildings and structures standing thereon.

B. Freehold Land

Andhra Pradesh:

i) All freehold land admeasuring around 839.58 hectares (comprised in various survey nos.) and 46.32 hectares (comprised in various survey nos.) situated at villages Petnikota and itikyala, Kolimigundla Mandal, District Kurnool in the state of Andhra Pradesh together with all buildings and structures standing thereon.

ii) All freehold land admeasuring around 42 Acres 29 Guntas (comprised in various survey nos.) situated at Shankarpally – 501 203 R R District Hyderabad in village Fatehpur in the state of Andhra Pradesh pertaining to Shankarpally Bulk Terminal, together with all premises lying and being thereat and all other buildings and structures standing thereon.

iii) All freehold land admeasuring around 3.01226 Acres (comprised in various survey nos.) situated at Plot No.A-14, 15, 16, Road No.13, Ida Nacharam, Hyderabad 500 076, Hyderabad in the state of Andhra Pradesh pertaining to RMC 0.88 Lac Cubic Meters manufacturing plant, together with all premises lying and being thereat and all other buildings and structures standing thereon.

iv) All freehold land admeasuring around 1.9 Acres (comprised in various survey nos.) situated at Sy. No.312, Ida Bachupally, Miyapur, Qutbullapur Mandal, R.R. District – 500 072, Hyderabad in the state of Andhra Pradesh pertaining to RMC 2.45 Lac Cubic Meters manufacturing plant, together with all premises lying and being thereat and all other buildings and structures standing thereon.

Chhattisgarh:

v) All freehold land admeasuring around 377.719 hectares (comprised in various survey nos.) situated at Grasim Vihar, Village P.O., Rawan Tehsil: Sigma, District Raipur (C.G.) in villages Rawan, Chuchurungpur, Sarseni, Chhirahi, Ameri, Basin, Burgahan, Dhobindih, Hathbandh, Khapradih, Khilora, Nayapara, Neodha, Raweli, Ringni and Jhipan in the state of Chhattisgarh pertaining to Grasim Cement, together with all premises, residential colonies, School(s), Hospital(s), Community Centre(s), railway sidings lying and being thereat and all other buildings and structures standing thereon.

vi) All freehold land admeasuring around 48.827 Hectares (comprised in various survey nos.) situated at Kukurdi, Teh: Baloda Bazar, District Raipur in village Kukurdi in the state of Chhattisgarh together with all buildings and structures standing thereon.

Gujarat:

vii) All freehold land admeasuring around 215.04 hectares (comprised in various survey nos.) situated at Grasim Cement – Mahuva, District Bhavnagar, in villages Dayal, Kotada, Kalsar etc. in the state of Gujarat together with all buildings and structures standing thereon.

Haryana:

viii) All freehold land admeasuring around 60 (Sixty) acres (comprised in various survey nos.) situated at Kharad, Israna Paradhana Road, Israna, Panipat – 132 107 in villages Karad & Pardhana, Tehsil Israna, District Panipat in the state of Haryana pertaining to Grasim Cement - Panipat, together with all premises, lying and being thereat and all other buildings and structures standing thereon.

ix) All freehold land admeasuring around 20 Kanal 9 Marla (comprised in various survey nos.) situated at Plot No.158, Navrangpura – 122001 in the state of Haryana pertaining to RMC 1.81 Lac Cubic Meters manufacturing plant, together with all premises lying and being thereat and all other buildings and structures standing thereon.

x) All freehold land admeasuring around 2.238 Acres (comprised in various survey nos.) situated at Nathupur, Tehsil & District: Sonepat in the state of Haryana pertaining to RMC Freehold Land, together with all premises lying and being thereat and all other buildings and structures standing thereon.

Karnataka:

xi) All freehold land admeasuring around 237.57 hectares (587.07 Acres) (comprised in various survey nos.) situated at Aditya Nagar, Malkhed Road, Gulbarga – 585 292 in Malkhed Village in Sedam Taluka, District Gulbarga in the state of Karnataka pertaining to Rajashree Cement, together with all premises, residential colonies, School(s), Hospital(s), Community Centre(s), railway sidings lying and being thereat and all other buildings and structures standing thereon.

xii) All freehold land admeasuring around 2.214 Acres (comprised in various survey nos.) situated at Unit V Birla Ready Mix, Plot No.196-C, Survey No.28, Bommasandra Industrial Area, Bommasandra Village, Attibele Hobli, Anekal Taluk, Bangalore in the state of Karnataka pertaining to RMC 2.10 Lac Cubic Meters manufacturing plant, together with all premises lying and being thereat and all other buildings and structures standing thereon.

Madhya Pradesh:

xiii) All freehold land admeasuring around 245.366 hectares (comprised in various survey nos.) situated at Vikram Cement Khor, District Neemuch – 458 470 in villages Damodarpura, Khor, Kheda Rathod, Nayagaon, Suvakheda, Kundla, Maheshpuria and Morka in the state of Madhya Pradesh together with all premises, residential colonies, School(s), Hospital(s), Community Centre(s), railway sidings lying and being thereat and all other buildings and structures standing thereon.

Maharashtra:

xiv) All freehold land admeasuring around 98.50 hectares (comprised in various survey nos.) situated at District Solapur – 413 215 in villages Hotgi Station (76.96 hectares) and Hipple (21.54 hectares) in the state of Maharashtra pertaining to Grasim Cement – Hotgi, together with all premises, railway sidings lying and being thereat and all other buildings and structures standing thereon.

xv) All freehold land admeasuring around 21 Acres 24 Guntas (comprised in various survey nos.) situated at Vijaypur village, Taluka Wada District Thane in the state of Maharashtra pertaining to Building Product Division, Grasim Industries Limited, together with all premises lying and being thereat and all other buildings and structures standing thereon.

Punjab:

xvi) All freehold land admeasuring around 37.94687 hectares (comprised in various survey nos.) situated at PO Lehra Mohabat, Bathinda – 151 111 in villages Mehraj, Patti Karam Chand and Lehra Mohabat in the state of Punjab pertaining to Grasim Cement – Bathinda, together with all premises, railway sidings lying and being thereat and all other buildings and structures standing thereon.

Rajasthan:

xvii) All freehold land admeasuring around 478.20 hectares (comprised in various survey nos.) situated at Adityapuram, Sawa- Shambhupura Road, District Chittorgarh – 312 622 in villages Sindwari, Amarpura, Naya Kheda, J. Singh ka Kheda, Neem ka Amrana, Kaunda, Medi Ka Amrana, Kesarpura, Sawa, Palasiya, Patnia, Arniya Panth, Bad ka Amrana, Rail ka Amrana and Charliya in the state of Rajasthan pertaining to Aditya Cement, together with all premises, residential colonies, School(s), Hospital(s), Community Centre(s), railway sidings lying and being thereat and all other buildings and structures standing thereon.

xviii) All freehold land admeasuring around 350.69 hectares (comprised in various survey nos.) situated at Village & P.O. Mohanpura, Tehsil Kotputli, District Jaipur – 303 108 in villages Mohanpura, Kujota and Maharampur in the state of Rajasthan pertaining to Grasim Cement, together with all premises, residential colonies, School(s), Hospital(s), Community Centre(s), railway sidings lying and being thereat and all other buildings and structures standing thereon.

xix) All freehold land admeasuring around 389 Bigha and 1 Biswa (comprised in various survey nos.) situated at Rajashree Nagar, P.O. Kharia Khangar – 342 606, Tehsil Bhopalgarh, District Jodhpur in the state of Rajasthan pertaining to White Cement Division, together with all premises, residential colonies, School(s), Hospital(s), Community Centre(s), railway sidings lying and being thereat and all other buildings and structures standing thereon.

xx) All freehold land admeasuring around 8.78 hectares (comprised in various survey nos.) situated at Village Turkani Johadi, P.O.Khirod, Tehsil Nawalgarh, District Jhunjhunu – 333 306 in villages Turkani, Johadi (Khirod), Khirod, Basawa and Mohanbari in the state of Rajasthan pertaining to Grasim Cement - Nawalgarh, together with all buildings and structures standing thereon.

Tamil Nadu:

xxi) All freehold land admeasuring around 1400.64 hectares (comprised in various survey nos.) situated at Reddipalyam P.O., District Ariyalur – 621 704 in villages of Reddipalayam, Pudupalayam, Periyanagalur, Edayathankudi, Varugupadi, Alanduraiarkattalai, Periyathirukonam, Arungal, Andipattakadu, Asaveerankudikadu, Ayan Attur, Unjini, Kilimangalam, Anandavadi, Maruvattur, Periyakurichi, Paravai, Karai, Kallai, Sirukanbur, Pungankuli

in Ariyalur District, villages of Palayam, Karikali & Kottanatham situated in Dindigal District, villages of Kaliyapatti, K.Pitchampatti, Alambadi, Varavanai, Mallapuram, Devarmalai, Thennilai, Gudalur, Melpaguthi, D.Kudalur situated in Karur District, village of South Elandakulam situated in Tuticorin District, village of Aralvaimozhi situated in Kanyakumari District and villages of Palavoor & Perungudi situated in Tirunelveli District in the state of Tamil Nadu pertaining to Grasim Cement - South, together with all premises, residential colonies, School(s), Hospital(s), Community Centre(s), railway sidings lying and being thereat and all other buildings and structures standing thereon.

xxii) All freehold land admeasuring around 2.29 Acres (comprised in various survey nos.) situated at No.67, Noombal Village, Thiruverkadu Municipality, Chennai 600 077 in the state of Tamil Nadu pertaining to RMC 2.45 Lac Cubic Meters manufacturing plant, together with all premises lying and being thereat and all other buildings and structures standing thereon.

xxiii) All freehold land admeasuring around 2.60 Acres (comprised in various survey nos.) situated at Unit 2, - Omr, Survey No.5/17, Dr. Abdulkalam Salai, Pudupakkam Village, Kellambakkam Post, Chennai 603103 in the state of Tamil Nadu pertaining to RMC 3.28 Lac Cubic Meters manufacturing plant, together with all premises lying and being thereat and all other buildings and structures standing thereon.

xxiv) All freehold land admeasuring around 1.97 Acres (comprised in various survey nos.) situated at Plot No-17, CMDA Industrial Complex, Maraimalai Nagar, Chennai in the state of Tamil Nadu pertaining to RMC Freehold Land, together with all premises lying and being thereat and all other buildings and structures standing thereon.

Uttar Pradesh:

xxv) All freehold land admeasuring around 1.2705 hectares (comprised in various survey nos.) situated at Ranauli Latiffpur, PO. Vidyut Nagar, Dadri, Gautam Budh Nagar – 201 008 in villages Ranauli, Salarpur and Patadi in Tehsil Dadri in the state of Uttar Pradesh pertaining to Grasim Cement – Dadri, together with all premises, lying and being thereat and all other buildings and structures standing thereon.

xxvi) All freehold land admeasuring around 17.97 hectares (comprised in various survey nos.) situated at Harduaganj Site, Village - Kasimpur, Tehsil - Koel, District: Aligarh 202 127 in villages Kasimpur, Rampur and Satha in the state of Uttar Pradesh pertaining to Grasim Cement – Aligarh, together with all premises, lying and being thereat and all other buildings and structures standing thereon.

C. Owned Premises

Maharashtra

i) Grasim Industries Limited, Flat No. 5, Ground Floor, M. P. J. Chambers, Bombay-Pune Road, Pune.

ii) Grasim Industries Limited, Flat No. 5, 2nd Floor, Shushila Sadan Co-op. Hsg. Soc. Ltd., Mahim (West), Mumbai

iii) Grasim Industries Limited, 1st Floor, Ahura Centre, Mahakali Caves Road, Andheri (East), Mumbai – 400 093 (Area – 5434 Sq ft.).

iv) Grasim Industries Limited, 2nd Floor, Ahura Centre, Mahakali Caves Road, Andheri (East), Mumbai – 400 093 (Area – 1285 Sq ft).

v) Grasim Industries Limited, 3rd Floor, Ahura Centre, Mahakali Caves Road, Andheri (East), Mumbai – 400 093 (Area 4564 sq ft.) including 11 garages at Ahura Centre.

vi) Grasim Industries Limited, Flat No. 103, Brij Kutir Co-operative Housing Society Ltd., 68-A, L. Jagmohandas Marg, Nepean Sea Road, Mumbai – 400 006.

Schedule III

Details of the mining leases pertaining to the Demerged Undertaking

The mining leases pertaining to the Demerged Undertaking *inter alia*, include the following:

1. Andhra Pradesh:

   a. Mines & Quarries covering 5 hectares at Grasim Industries Limited, Tirumalagiri Village, Bommalaramaram M., Nalgonda District, Quarry lease for rough stone and road metal in Sy. No. 76 of Tirumalagiri village, Bommalaramarm M., Nalgonda District, Andhra Pradesh.

   b. Mines & Quarries covering 10 hectares at Grasim Industries Limited, Tirumalagiri village, Bommalaramaram M., Nalgonda District, Quarry lease for rough stone and road metal in Sy. No. 76 of Tirumalagiri Vg., Bommalaramarm M., Nalgonda District, Andhra Pradesh.

c. Mining Lease covering 951.848 hectares at Grasim Industries Limited, Petnikota Village, Kolimigundla Mandal, Kurnool District, Andhra Pradesh vide G. O. Ms. No. 222 Industries (MMA-2) Department dated July 22, 2003 No. ML 2159/M1/2003.

2. Chhattisgarh:

a. Mining lease covering area 722.834 hectares at Grasim Industries Limited, Grasim Cement - Rawan, Jhippan, Pendri, Kashidih and Funderdih, Tehsil Simga, Raipur, Chhattisgarh vide mining lease agreement dated December 4, 1993.

b. Letter of Intent No. F 2-3/2007/12 dated November 12, 2007 from Government of Chhattisgarh allotting mining lease to Grasim Industries Limited, Grasim Cement - Rawan, at Kukurdih village, Raipur, Chhattisgarh covering an area of 251.537 hectares.

c. Letter of Intent No. F 2-32/2003/12 dated February 6, 2008 from Government of Chhattisgarh granting mining lease to Grasim Industries Limited, Grasim Cement Rawan, at Guma Village, Raipur, Chhattisgarh covering an area of 157.12 hectares.

3. Gujarat:

a. Letter of Intent No. MCR-1593-(12)-1377-6-1 dated June 4, 2001 from Government of Gujarat granting mining lease to Grasim Industries Limited, Mahuva, Bhavnagar, Gujarat covering an area of 670.48 hectares.

b. Letter of Intent No. MCR-1096-1273- Part 2-61 dated July 21, 1999 from Government of Gujarat granting mining lease to Grasim Industries Limited, Mahuva, Bhavnagar, Gujarat covering an area of 851.32.16 hectares.

c. Letter of Intent No. MCR-1095-3944-6-1 dated June 4, 2001 from Government of Gujarat granting mining lease to Grasim Industries Limited, Mahuva, Bhavnagar, Gujarat covering an area of 193.32.68 hectares.

4. Karnataka:

Mining lease covering 733.82 hectares (1813.28 acres) at Grasim Industries Limited, Rajashree Cement in Diggaon Village in Chittapur Taluka and Malkhed, Haganahalli & Udgi Villages in Sedam Taluka, District Gulbarga, Karnataka vide Mining Lease No. 1769.

5. Madhya Pradesh:

a. Mining lease covering area 442.923 hectares at Grasim Industries Limited, Unit - Vikram Cement Villages Suvakheda, Khor, Kundla, Damodarpura, Gujarkhedi Talab, and Kheda Rathod, Tehsil Jawad, District Neemuch, Madhya Pradesh vide Mining Lease Agreement dated March 1, 2004.

b. Mining lease covering area 342.612 hectares at Grasim Industries Limited, Unit - Vikram Cement Villages Suvakheda, Morka and Maheshpuria, Tehsil Jawad, District Neemuch, Madhya Pradesh vide mining lease Agreement dated January 28, 2002.

c. Mining lease covering area 34.233 hectares at Grasim Industries Limited, Unit - Vikram Cement Village Kandka, Tehsil- Jawad, District Neemuch, Madhya Pradesh vide Mining Lease Transfer Agreement dated May 7, 1994.

d. Mining lease transfer approval of Government of Madhya Pradesh vide letter no. 3-23/2002/12/2 dated August 10, 2009 for mining lease covering area 19.71 hectares at White Cement Division, Grasim Industries Limited, Dolomite & Limestone Mines, Village Chhaparwah, Tehsil Badwara, District Katni, Madhya Pradesh.

e. Letter of Intent No. F 3-32/2008/12/1 dated September 7, 2009 from Government of Madhya Pradesh granting mining lease to Grasim Industries Limited, Unit: Vikram Cement, at Khor, Villages Nayagaon, Khor, District Neemuch, Madhya Pradesh covering an area of 564.106 hectares.

6. Rajasthan:

a. Mining lease covering 760.692 hectares at Grasim Industries Limited, Aditya Cement, Chittorgarh, Shambhupura, Rajasthan vide mining lease no. P-5/96/Mines/Group-I/92 dated March 1, 1994.

b. Mining lease covering 548.78 hectares at Grasim Industries Limited, Village Mohanpura, Mahrampura – Nawab, Ajeetpura, Kiratpura, Fatehpura, Kansli, Kujota, Mahrampur – Rajpur, Tehsil Kotputli, Jaipur, Rajasthan vide mining lease no. ML3/ 2003 (R).

c. Mining lease covering 232.80 hectares at White Cement Division, Grasim Industries Limited, Rajashree Limestone Mine No. 1, near village Dhannappa, Tehsil Merta, District Nagaur, Rajasthan vide mining lease no. ML/1/91.

d. Mining lease covering 400.70 hectares at White Cement Division, Grasim Industries Limited, Rajashree Limestone Mine No. 2, near village Basni, Tehsil Merta, District Nagaur, Rajasthan vide mining lease no. ML/3/95.

e. Mining lease covering 4.0237 hectares at White Cement Division, Grasim Industries Limited, Fledspar Mines, Near Village Thoriya-Khera, Tehsil Raipur, District Bhilwara, Rajasthan vide mining lease no. 342/05.

f. Mining lease covering 155.90 hectares at White Cement Division, Grasim Industries Limited, China Clay Mines, Near Village Jawal, Tehsil Kotri, District Nagaur, Rajasthan vide mining lease no. 18/83 (Renewal 123/06).

g. Letter of Intent No. 15/13/Mines/Group-I/98 dated April 17, 1999 from Government of Rajasthan for allotting mining lease covering area 64 hectares at White Cement Division, Grasim Industries Limited, Near Village Thob, Tehsil Pachpadra, District Barmer, Rajasthan.

h. Letter of Intent No. P.2(185) Mines / Group-2/07 dated October 10, 2007 from Government of Rajasthan for allotting Mining Lease No. 19/06 covering area of 318.78 hectares to Grasim Industries Limited, villages of Ajeetpura, Bhaislana, Kujota & Mehrampur (Nawab), Tehsil Kotputli, Jaipur, Rajasthan.

i. Letter of Intent No. P. 12(35)/Khan/Group-2/2005 dated November 22, 2007 from Government of Rajasthan to Grasim Industries Limited for allotting two Mining Leases covering area of 1,153.4 hectares Near Village Basawa, Khirod and area of 3461.2 hectares Near Village Khirod, Sundo Ki Dhani, Tehsil Nawalgarh, District Jhunjhunu, Rajasthan.

7. Tamil Nadu:

a. Mining lease covering area 43.40 hectares at Grasim Industries Limited, Grasim Cement – South, Reddipalayam Village (ML-2), Ariyalur Taluk, Perambalur District, Ariyalur, Tamil Nadu vide G. O. (4D) No. 3 – Industries (MMA-2) Department dated September 20, 2005.

b. Mining lease covering 54.37 hectares (G.O No.485 covering an extent of 50.45.5 hectares and G.O No.139 covering an extent of 3.91.5 hectares) at Grasim Industries Limited, Grasim Cement – South, Reddipalayam, Pudupalayam & Periyathirukonam Villages (ML-1), Ariyalur Taluk, Tiruchirapalli District, Ariyalur, Tamil Nadu vide G.O. Ms. No. 485 and 139 Industries (MMA-2) Department dated December 31, 1993 and May 11, 1994 respectively.

c. Mining lease covering 35.22 hectares at Grasim Industries Limited, Grasim Cement – South, Alanthuraiyarkattalai Village (ML-9), (Alanthuraiyarkattalai–II) Vikkiramangalam, Ariyalur, Tamil Nadu vide Pro. No. 4557/ MM1/2005 dated September, 24 2008.

d. Mining lease covering 4.98.5 hectares at Grasim Industries Limited, Grasim Cement – South, Periyangalur Village (ML-5), Ariyalur Taluk, Perambalur District, Ariyalur, Tamil Nadu vide G. O. (3D) No. 94 Industries (MMA-2) Department dated September 20, 2005.

e. Mining lease covering 32.64.5 hectares at Grasim Industries Limited, Grasim Cement – South, Reddipalayam & Puddupalayam Village (ML-3), Ariyalur Taluk, Perambalur District, Ariyalur, Tamil Nadu vide G. O. (3D) No. 82 Industries (MMA-2) Department dated August 22, 2005.

f. Mining lease transfer order no. G. O. (4D) No. 2 Industries (MMA-2) Department dated August 31, 2005 from Government of Tamil Nadu granting mining lease to Grasim Industries Limited, at Edaiyathankudi village, Perambalur District, Ariyalur Taluk, Tamil Nadu comprising an area of 10.54.5 hectares.

g. Mining lease Rc.No.18180/MM1/98 dated January 31, 2006 from Government of Tamil Nadu granting mining lease to Grasim Industries Limited, at Alanthuraiyarkattalai village (ML-7), (Alanthuraiyarkattalai–I), Perambalur District, Ariyalur Taluk, Tamil Nadu comprising an area of 8.14.0 hectares.

Schedule IV

Debentures and loans relatable to the Demerged Undertaking as of September 30, 2009

PART – A

Transferred Debentures outstanding as on September 30, 2009: (Held by various holders)

S. No.	Series	Rate	Amount (In Rupees)
1.	Grasim Ind 10.48% 2013 (S-XXXVII)	10.48%	200,00,00,000
2.	Grasim Ind 8.80% 2015 (S- XXXVIII)	8.80%	100,00,00,000
3.	Grasim Ind 8.01% 2016 (S-XXXIX)	8.01%	200,00,00,000
	TOTAL		**500,00,00,000**

PART - B

External Commercial Borrowings outstanding as on September 30, 2009:

S. No.	Lender	Amount (In Rupees)
1.	HSBC Global Business Unit, Mauritius (Formerly HSBC Offshore Banking Unit, Mauritius)	93,50,15,859
2.	Calyon, Singapore	111,12,29,366
3.	HSBC Bank Mauritius Limited, Mauritius	45,67,00,000
4.	Cooperative Centrale Raiffeisen-Boerenleen Bank B.A, (Trading as Rabo Bank International) Singapore	181,39,50,000
5.	DBS Bank Limited, Singapore	227,07,16,861
6.	BNP Paribas, Singapore	88,94,60,000
7.	Mizuho Corporate Bank Limited, Singapore	18,42,52,238
8.	The Bank of Tokyo-Mitsubishi UFJ, Ltd., Singapore	18,49,17,305
9.	Mizuho Corporate Bank Limited, Singapore	133,66,14,000
10.	Sumitomo Mitsui Banking Corporation, Singapore and The Bank of Nova Scotia Asia Limited, Singapore	245,83,90,616
11.	Mizuho Corporate Bank Limited, Singapore	102,34;70,588
	TOTAL	**1266,47,16,833**

PART - C

Long Term and Short Term Buyer's Credit outstanding as on September 30, 2009:

S. No.	Lender	Amount (In Rupees)
1.	Standard Chartered Bank	60,39,90,042
2.	The Hongkong and Shanghai Banking Corp. Ltd.	82,15,99,808
3.	The Hongkong and Shanghai Banking Corp. Ltd.	14,42,27,834
4.	Sumitomo Mitsui Banking Corporation, Singapore	31,17,30,011
	TOTAL	**188,15,47,695**

PART - D

Sales Tax Loans outstanding as on September 30, 2009:

S. No.	Related Unit	Amount (In Rupees)
1.	Grasim Cement, Hotgi	43,30,15,942
2.	Grasim Cement, Raipur	1,75,02,653
3.	Aditya Cement, Shambupura	1,92,26,785
4.	Rajashree Cement, Malkhed	47,67,25,531
	TOTAL	**94,64,70,911**

PART - E

Cash Credit outstanding as on September 30, 2009:

S. No.	Name of the Bank	Provisional Amount (In Rupees)
1.	Group of Consortium	83,97,71,237
	TOTAL	**83,97,71,237**

	Grand Total (Parts A - E):	**Rs. 2133,25,06,676**

In addition to above, interest accrued and not due till 30th September' 09 on above loans will be transferred as current liabilities. There is no unpaid interest due.

IN THE HIGH COURT OF MADHYA PRADESH AT INDORE
COMPANY PETITION NO.19 OF 2009

In the matter of the Companies Act, 1956;

-And-

In the matter of Application under Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Grasim Industries Limited, a company incorporated under the Gwalior Companies Act (1 of Samvat 1963) and now deemed to be incorporated under the Companies Act, 1956 as an "existing company" and having its registered office at Birlagram, Nagda, District Ujjain, Madhya Pradesh, Pin Code: 456331;

-And-

In the matter of Scheme of Arrangement between Grasim Industries Limited and Samruddhi Cement Limited and their respective shareholders and creditors.

Grasim Industries Limited, a company incorporated under the Gwalior Companies Act (1 of Samvat 1963) and now deemed to be incorporated under the Companies Act, 1956 as an "existing company" and having its registered office at Birlagram, Nagda, District Ujjain, Madhya Pradesh, Pin Code: 456 331 } ...Applicant Company

FORM OF PROXY

I/We, the undersigned equity shareholder/s of the Applicant Company hereby appoint Mr./Ms.____________________ of ________________ and failing him/her Mr./ Ms. ____________________ of ________________ as my/our proxy, to act for me/us at the meeting of the equity shareholders of the Applicant Company to be held on Monday, the 4th day of January, 2010 at Grasim Staff Club, Birlagram, Nagda, District Ujjain, Madhya Pradesh 456331 at 11:30 a.m. (1130 hours) in the forenoon, for the purpose of considering and, if thought fit, approving, with or without modification, the Scheme of Arrangement between the Applicant Company and Samruddhi Cement Limited and their respective shareholders and creditors (the "**Scheme**") and reduction of the share premium account and preference share capital redemption reserve of the Applicant Company, and at such meeting and at any adjournment or adjournments thereof, to vote, for me/us and in my/our name ________________ (here, 'if for', insert '**for**'; 'if against', insert '**against**', and in the latter case, strike out the words below after 'reduction') the said Scheme and the said reduction, *either with or without modification**, as my/our proxy may approve.

** Strike out what is not necessary.*

Dated this ______ day of ____________ 2009/2010

Name: ____________________

Address: ____________________

____

No. of shares held: ____________________


Affix
One Rupee
Revenue
Stamp

(Signature)

For Demat holding:

DP Id.____________ Client Id.____________

For Physical holding:

Folio No. ____________________

Signature of Shareholder(s) : Sole holder / First holder ____________________

Second holder ____________________

Third holder ____________________

Signature of Proxy: ____________________

Notes:

1. Alterations, if any, made in the Form of Proxy should be initialed.
2. Proxy must be deposited at the registered office of the Applicant Company at Birlagram, Nagda, District Ujjain, Madhya Pradesh, Pin Code: 456 331, not later than FORTY EIGHT hours before the scheduled time of the commencement of the said meeting.
3. In case of multiple proxies, the proxy later in time shall be accepted.

This page has been intentionally kept blank

IN THE HIGH COURT OF MADHYA PRADESH AT INDORE
COMPANY PETITION NO.19 OF 2009

GRASIM INDUSTRIES LIMITED

Registered office : Birlagram, Nagda, District Ujjain, Madhya Pradesh 456 331

EQUITY SHAREHOLDERS

ATTENDANCE SLIP FOR THE
COURT CONVENED MEETING OF THE EQUITY SHAREHOLDERS
ON 4TH JANUARY, 2010 AT 11.30 A.M.

PLEASE FILL THIS ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE MEETING HALL

DP ID*		(For demat holding)
Client ID*		(For demat holding)
Folio No.		(For physical holding)
No. of Shares held		

I/We hereby record my/our presence at the meeting of the Equity Shareholders of Grasim Industries Limited convened pursuant to the order dated 13th day of November, 2009 of the Hon'ble High Court of Madhya Pradesh at Indore at the registered office of the Applicant Company at Grasim Club, Birlagram, Nagda, District Ujjain, Madhya Pradesh 456 331, on Monday the 4th day of January, 2010, at 11:30 a.m. (1130 hours).

Name of the Shareholder/Proxy in BLOCK letters

Signature of Shareholder/Proxy

Notes:

1. Equity Shareholder(s)/Proxy(ies) are requested to bring the Attendance slip with them when they come to the meeting and hand it over at the gate after affixing their signature on it.
2. Equity Shareholder(s)/Proxy(ies) who come to attend the meeting are requested to bring their copy of the Scheme with them.

Book-Post

Under Certificate of Posting

ADITYA BIRLA



GRASIM

If undelivered, please return to:

GRASIM INDUSTRIES LIMITED

Share Department

Birlagram, Nagda 456 331,

District Ujjain (M.P.)

Infomedia 18 Limited